As filed with the Securities and Exchange Commission on May 7, 2003
Registration No. 333-__________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Sierra Pacific Resources

(Exact name of registrant as specified in its charter)

Nevada	**88-0198358**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

P.O. Box 10100 (6100 Neil Road)
Reno, Nevada 89520-0024 (89511)
(775) 834-3600
(Address, including zip code, and telephone number, including area code,
of registrant's principal executive offices)

C. STANLEY HUNTERTON, ESQ.
Senior Vice President, General Counsel and Corporate Secretary
Sierra Pacific Resources
P.O. Box 10100 (6100 Neil Road)
Reno, Nevada 89520-0024 (89511)
(775) 834-3600
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

With a copy to:

WILLIAM C. ROGERS, ESQ.
Choate, Hall & Stewart
53 State Street
Boston, Massachusetts 02109
(617) 248-5000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT AS DETERMINED BY MARKET CONDITIONS AND OTHER FACTORS.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is to be a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the registration statement of the earlier effective registration statement for the same offering. [ ]

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
7.25% Convertible Notes due 2010	$300,000,000	100%	$300,000,000	$ 24,270
Common Stock	—(2)			—(3)
Stock Purchase Rights (4)	—(2)			—(3)(4)
Total	$300,000,000		$300,000,000	$ 24,270

(1) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(i) of the Securities Act of 1933, as amended (the "Securities Act"). This fee is calculated on the basis of the offering price of the notes above.

(2) Includes such indeterminate the number of shares of common stock and common stock purchase rights issuable upon conversion of the 7.25% Convertible Notes due 2010 registered hereby. The notes are initially convertible into 219.1637 shares of our common stock, par value $1.00 per share, per $1,000 principal amount of notes, subject to adjustment in certain of circumstances. The initial number of shares of our common stock issuable upon conversion of the notes is 65,749,110. Pursuant to Rule 416 under the Securities Act, such number of shares shall include an indeterminate number of shares of common stock and common stock purchase rights as may be issuable from time to time upon the conversion of the notes as a result of a stock split, stock dividend, capitalization or similar event and the antidilution provisions thereof. The common stock purchase rights registered hereunder are issued and attached to the common stock of Sierra Pacific Resources pursuant to the Amended and Restated Rights Agreement between Sierra Pacific Resources and Wells Fargo Bank Minnesota, N.A., as successor Rights Agent, originally dated as of September 21, 1999 and amended and restated as of February 28, 2001.

(3) The shares of common stock issuable upon conversion of the notes will be issued for no additional consideration, and therefore no registration fee is required pursuant to Rule 457(i) of the Securities Act.

(4) The common stock purchase rights are attached to, and trade and transfer with the common stock. The common stock purchase rights are only exercisable upon the occurrence of certain prescribed events, none of which has occurred.

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where this offer or sale is not permitted.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED MAY 7, 2003

P R O S P E C T U S

$300,000,000

SIERRA PACIFIC RESOURCES

7 1/4% CONVERTIBLE NOTES DUE 2010
AND
SHARES OF COMMON STOCK ISSUABLE
UPON CONVERSION OF THE NOTES

On February 14, 2003, we issued and sold $300,000,000 aggregate principal amount of 7.25% convertible notes due 2010 to an initial purchaser who then sold the notes in private placement transactions to qualified institutional buyers (as defined in Rule 144A under the Securities Act). This prospectus will be used by selling security holders to resell their notes and the common stock issuable upon conversion of their notes at market prices prevailing at the time of sale, fixed or varying prices determined at the time of sale, or at negotiated prices. The selling security holders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts or commissions. We will not receive any proceeds from this offering.

We will pay interest on the notes on February 14 and August 14 of each year, beginning on August 14, 2003. The notes will mature on February 14, 2010. We may redeem some or all of the notes at any time on or after February 14, 2008 at the redemption prices described in this prospectus.

We will make additional payments of interest, referred to in this prospectus as dividend protection payments, on the notes in an amount equal to any per share dividends on our common stock that would have been payable to the holders of the notes if such holders had converted their notes into a number of shares of our common stock equal to the then applicable conversion rate on the record date for such dividend. Holders of the notes will not be entitled to any dividend protection payment if the dividend that would otherwise trigger the payment causes an adjustment to the conversion rate.

The notes will not be convertible prior to August 14, 2003. At any time on or after August 14, 2003 through the close of business on February 14, 2010, holders may convert each $1,000 principal amount of their notes into 219.1637 shares of our common stock, which is equivalent to an initial conversion price of $4.5628 per share, subject to adjustment. Upon conversion, we will deliver a combination of cash and shares of our common stock as described herein. In the event the shareholder approval condition (as described herein) shall have been satisfied prior to conversion, we may elect to satisfy our obligation upon conversion entirely with shares of our common stock.

The notes are our unsecured (except as described below) obligations and will rank equally with all of our other unsecured senior indebtedness. The notes will effectively rank junior to our subsidiaries' liabilities.

We have pledged as security for the notes a portfolio of U.S. government securities in an amount sufficient to pay the first five scheduled interest payments (up to and including the interest payment due on August 14, 2005) on the notes.

The notes are evidenced by a global note deposited with a custodian, for and registered in the name of a nominee of, The Depository Trust Company, or DTC. Except as described in this prospectus, beneficial interests in the global note are shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants.

The notes trade on the PORTAL Market. Our common stock is traded on the New York Stock Exchange under the symbol "SRP." The last reported sale price of our common stock on May 6, 2003 was $3.88 per share.

Investing in the notes involves risks that are described in the "Risk Factors" beginning on page 5 of this Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION HAS

The date of this prospectus is _____, 2003

TABLE OF CONTENTS

TABLE OF CONTENTS

You should rely only upon the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

IMPORTANT NOTICE TO READERS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration process. Under this shelf registration process, the selling security holder may from time to time offer notes or shares of our common stock issuable upon conversion of the notes or otherwise covered by this prospectus. Each time a selling security holder offers notes or common stock under this prospectus, they will provide a copy of this prospectus and, if applicable, a copy of a prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement together with the information incorporated by reference in this prospectus. See "Where You Can Find More Information" for more information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to anticipated financial performance, management's plans and objectives for future operations, business prospects, outcome of regulatory proceedings, market conditions and other matters. Words such as "anticipate," "believe," "estimate," "expect," "intend," "plan" and "objective" and other similar expressions identify those statements that are forward-looking. These statements are based on management's beliefs and assumptions and on information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with such statements, factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement include, among others, those described in the "Risk Factors" section of this prospectus beginning on page 5 and the following:

- unfavorable rulings in rate cases previously filed, currently pending and to be filed by Nevada Power Company ("NPC") and Sierra Pacific Power Company ("SPPC", and together with NPC, the "Utilities") with the Public Utilities Commission of Nevada (the "PUCN"), including the periodic applications to recover costs for fuel and purchased power that have been recorded by the Utilities in their deferred energy accounts, and deferred natural gas recorded by SPPC for its gas distribution business;

- our ability and the ability of the Utilities to access the capital markets to support their requirements for working capital, including amounts necessary to finance deferred energy costs, construction costs and the repayment of maturing debt, particularly in the event of additional unfavorable rulings by the PUCN, a further downgrade of our current debt ratings or the current debt ratings of either or both of the Utilities and/or adverse developments with respect to the Utilities' power and fuel suppliers;

- whether NPC's ability to pay us dividends will be restored in the near future, and whether SPPC will be able to continue to pay us dividends under the terms of its financing agreements and/or restated articles of incorporation;

- whether the PUCN will issue favorable orders in a timely manner to permit the Utilities to borrow money and issue additional securities to finance the Utilities' operations, to purchase power and fuel necessary to serve their respective customers and to repay maturing debt;

- whether suppliers, such as Enron, which have terminated their power supply contracts with NPC and/or SPPC will be successful in pursuing their claims against the Utilities for liquidated damages under their power supply contracts, and whether Enron will be successful in its lawsuit against the Utilities;

- whether we and the Utilities will be able to maintain sufficient stability with respect to our and their respective liquidity and relationships with suppliers to be able to continue to operate outside of bankruptcy;

- whether current suppliers of purchased power, natural gas or fuel to the Utilities will continue to do business with the Utilities or will terminate their contracts and seek liquidated damages from the respective Utility;

- whether the Utilities will need to purchase additional power on the spot market to meet unanticipated power demands (for example, due to unseasonably hot weather) and whether suppliers will be willing to sell such power to the Utilities in light of their weakened financial condition;

- whether SPPC will be able to make the gasifier facility at the Pinion Pine Power Project operational and, in any event, whether SPPC will be successful in obtaining PUCN approval to recover the costs of the gasifier in a future general rate case;

- whether the Utilities will be successful in obtaining PUCN approval to recover goodwill and other merger costs recorded in connection with the 1999 merger between SPR and NPC in a future general rate case;

- wholesale market conditions, including availability of power on the spot market, which affect the prices the Utilities have to pay for power as well as the prices at which the Utilities can sell any excess power;

- the final outcome of the Utilities' pending lawsuits in Nevada state court seeking to reverse portions of the PUCN's orders denying the recovery of deferred energy costs, including the outcome of petitions filed by the Bureau of Consumer Protection of the Nevada Attorney General's Office seeking additional disallowances;

- whether the Utilities will be able, either through Federal Energy Regulatory Commission ("FERC") proceedings or negotiation, to obtain lower prices on their longer-term purchased power contracts entered into during 2000 and 2001 that are priced above current market prices for electricity;

- the effect that any future terrorist attacks, wars, threats of war, or epidemics may have on the tourism and gaming industries in Nevada, particularly in Las Vegas, as well as on the economy in general;

- unseasonable weather and other natural phenomena, which can have potentially serious impacts on the Utilities' ability to procure adequate supplies of fuel or purchased power to serve their respective customers and on the cost of procuring such supplies;

- industrial, commercial and residential growth in the service territories of the Utilities;

- the loss of any significant customers;

- the effect of existing or future Nevada, California or federal legislation or regulations affecting electric industry restructuring, including laws or regulations which could allow additional customers to choose new electricity suppliers or change the conditions under which they may do so;

- changes in the business of major customers, including those engaged in gold mining or gaming, which may result in changes in the demand for services of the Utilities, including the effect on the Nevada gaming industry of the opening of additional Indian gaming establishments in California and other states;

- changes in environmental regulations, tax or accounting matters or other laws and regulations to which the Utilities are subject;

- future economic conditions, including inflation or deflation rates and monetary policy;

- financial market conditions, including changes in availability of capital or interest rate fluctuations;

- unusual or unanticipated changes in normal business operations, including unusual maintenance or repairs; and

- employee workforce factors, including changes in collective bargaining unit agreements, strikes or work stoppages.

Other factors and assumptions not identified above may also have been involved in deriving these forward-looking statements, and the failure of those other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements.

SUMMARY

This summary provides an overview of the key aspects of the offering. This summary is not complete and does not contain all of the information you should consider before purchasing the notes or the common stock issuable upon conversion of the notes or otherwise covered in this prospectus. You should read all of the information contained or incorporated by reference in this prospectus carefully, including the "Risk Factors" section, the selected consolidated financial data and the documents we incorporate by reference in this prospectus. In this prospectus, when we refer to "Sierra Pacific," "we," "our" and "us," we mean Sierra Pacific Resources, a Nevada corporation, and not Sierra Pacific Resources and its subsidiaries on a consolidated basis. Nevada Power Company and Sierra Pacific Power Company are referred to in this prospectus as "NPC" and "SPPC," respectively, and together as the "Utilities."

Our Company

Sierra Pacific Resources is a public utility holding company that operates several regulated and unregulated subsidiaries. Our two largest subsidiaries are NPC and SPPC which are among the fastest growing utilities in the United States, serving approximately 95% of Nevada residents and providing electricity and/or gas to approximately 1.04 million customers. Our current operational focus is on enhancing the performance of our existing assets, ensuring liquidity and improving our credit quality. Our long-term strategy is focused on returning our credit quality to investment-grade. Our businesses include the Utilities, Tuscarora Gas Pipeline Company, Sierra Pacific Communications and other businesses.

Nevada Power Company is a public utility engaged in the distribution, transmission, generation, purchase and sale of electric energy to approximately 669,000 customers in southern Nevada. NPC has a total generating capacity of 1,964 MW of coal and natural gas/oil fired generating plants and serves customers in southern Nevada, including Las Vegas, North Las Vegas, Henderson, Searchlight, Laughlin and adjoining areas, including Nellis Air Force Base. Service is also provided to the Department of Energy's Nevada Test Site in Nye County.

Sierra Pacific Power Company is a public utility primarily engaged in the distribution, transmission, generation, purchase and sale of electric energy and natural gas in Nevada. SPPC has a total generating capacity of 1,045 MW of coal and natural gas/oil fired generating plants and provides electricity to approximately 318,000 customers in western, central and northeastern Nevada, including the cities of Reno, Sparks, Carson City and Elko, and a portion of eastern California, including the Lake Tahoe area. SPPC also provides natural gas service in Nevada to approximately 123,500 customers in the cities of Reno and Sparks and the surrounding areas.

Tuscarora Gas Pipeline Company is a 50% joint venture partner with TransCanada Pipelines Ltd. in the operation of a 229 mile, FERC regulated natural gas pipeline that serves Reno, northern Nevada and northeastern California.

Sierra Pacific Communications and Other: Sierra Pacific Communications ("SPC") was formed to pursue selected telecommunications market opportunities in the Reno and Las Vegas metropolitan areas. In addition, SPC is constructing a long-haul fiber-optic network between Salt Lake City, Utah and Sacramento, California. The network is currently under construction and is scheduled for completion in June 2003. We also operate several other non-utility businesses.

Our principal executive office is located at P.O. Box 30150 (6100 Neil Road), Reno, Nevada 89520-3150, and the telephone number is (775) 834-3600.

The Offering

The following is a brief summary of the terms of this offering. For a more complete description of the notes, see "Description of Notes" in this prospectus.

Issuer	Sierra Pacific Resources
Securities offered	$300,000,000 aggregate principal amount of 7.25% Convertible Notes due 2010 and the common shares issuable upon the conversion of the notes.
Original Issue Date	February 14, 2003
Maturity	February 14, 2010
Interest	7.25% per year on the principal amount, payable semi-annually in arrears on February 14 and August 14 of each year, beginning on August 14, 2003.
Dividend protection	We will make additional payments of interest, referred to in this prospectus as dividend protection payments, on the notes in an amount equal to any per share dividends on our common stock that would have been payable to the holders of the notes if such holders had converted their notes into a number of shares of our common stock equal to the then applicable conversion rate on the record date for such dividend. Holders of the notes will not be entitled to any dividend protection payment if the dividend that would otherwise trigger the payment causes an adjustment to the conversion rate.
Conversion rights	The notes will not be convertible prior to August 14, 2003. At any time on or after August 14, 2003 through the close of business on February 14, 2010, holders may convert all or a portion of their notes not previously redeemed or repurchased. Each $1,000 principal amount of notes will be convertible into 219.1637 shares (the "conversion rate") of our common stock, which is equivalent to an initial conversion price of $4.5628 per share, subject to adjustment upon the occurrence of certain dilution events.
	Upon conversion of all or any portion of the notes at a time when the shareholder approval condition described below has not been satisfied, we will deliver to holders surrendering notes for conversion (1) 76.7073 shares of common stock (the "share payment component") and (2) an amount of cash (the "cash payment component") equal to the then conversion market value of a number of shares of common stock equal to the difference between the conversion rate and the share payment component. The share payment component will be subject to adjustment in the same manner and under the same circumstances as the conversion rate, subject to any limitation under applicable rules of the New York Stock Exchange (the "NYSE"). The conversion market value will be determined based on the average closing price of our common stock for the five consecutive trading days immediately after the second business day following the date on

which we receive the related conversion notice.

In the event that the shareholder approval condition shall have been satisfied, we may elect to deliver shares of our common stock in lieu of paying the cash payment component upon any subsequent conversion of notes. If we so elect, we will deliver to holders surrendering notes for conversion a number of shares of common stock equal to the then applicable conversion rate. We will notify a holder of our election to deliver stock in lieu of cash within two business days after receiving such holder's conversion notice, unless we have earlier informed holders of our election in connection with our optional redemption as described under "—Optional redemption" below.

The shareholder approval condition shall be satisfied if and when the issuance and delivery of shares of our common stock upon conversion of the aggregate principal amount of the notes shall have been approved by a majority of the outstanding shares of our common stock entitled to vote on the matter. We will agree to use our reasonable efforts to obtain such shareholder approval not later than 180 days after the earliest date of original issuance of any of the notes.

The conversion rate may be adjusted for certain reasons but will not be adjusted for accrued interest. Upon conversion of notes, the holder will not receive any cash payment representing accrued interest; such accrued interest will be deemed paid by the shares of our common stock and cash, if applicable, received by the holder upon conversion. See "Description of Notes— Conversion Rights."

Security	We have purchased and pledged to the trustee under the indenture, as security for the notes and for the exclusive benefit of the holders of the notes, approximately $53.5 million of U.S. government securities, which will be sufficient upon receipt of scheduled principal and interest payments thereon, to provide for the payment in full of the first five scheduled interest payments (up to and including the interest payment date on August 14, 2005) on the notes when due. See "Use of Proceeds" below. The notes will not otherwise be secured. See "Description of Notes—Security."
Optional redemption	We may redeem all or a portion of the notes for cash at any time on or after February 14, 2008 at the redemption prices listed in this prospectus, plus accrued and unpaid interest to, but excluding, the redemption date. See "Description of Notes—Redemption of Notes at Our Option."
Repurchase Upon Change of Control	Holders of the notes may require us to repurchase all or a portion of their notes at 100% of their principal amount, plus accrued and unpaid interest, if any, in certain circumstances involving a change of control. See "Description of Notes—Repurchase at Option of Holders Upon a Change of Control."

Ranking	The notes are our unsecured (except to the extent described under "Description of Notes—Security") obligations and will rank equally with all of our other unsecured senior indebtedness. As of March 31, 2003, we had approximately $840 million principal amount of indebtedness outstanding, excluding indebtedness of our subsidiaries and $133 million of our Floating Rate Notes that matured on April 20, 2003.

In addition, we are structured as a holding company and conduct substantially all of our business operations through our subsidiaries. The notes will be effectively subordinated to all existing and future indebtedness and other liabilities and commitments of our subsidiaries. As of March 31, 2003, our subsidiaries had approximately $2.86 billion of outstanding debt (not including $238.9 million of preferred securities). |
| Form and denomination | The notes have been issued in fully registered form.

The notes are evidenced by a global note, deposited with the trustee as a custodian for The Depository Trust Company ("DTC") and registered in the name of Cede & Co., DTC's nominee. Beneficial interests in the global note are shown on, and any transfers can only be effected only through, records maintained by DTC and its participants. See "Description of Notes—Book-Entry Form." |
Use of proceeds	We will receive no proceeds from this offering. The selling security holders will receive the proceeds from this offering.
Trading	The notes are eligible for trading in the PORTAL market of the National Association of Securities Dealers, Inc.
NYSE symbol for our common stock	Our common stock is traded on the NYSE under the symbol "SRP."
Common Shares	As of May 6, 2003, there were 117,135,012 shares of common stock issued and outstanding.
Risk Factors	See "Risk Factors" on page 5 and other information in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the notes.
Ratio of Earnings to Fixed Charges	See "Ratio of Earnings to Fixed Charges" on page 13 of this prospectus.

RISK FACTORS

You should consider carefully all of the information included and incorporated by reference in this prospectus before deciding to invest in the notes. See "Where You Can Find More Information." The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known or that we currently believe to be less significant may also adversely affect us.

Risks Relating to Us and Our Business

If we are precluded from receiving dividends from our subsidiaries, particularly NPC, we may be unable to continue outside of bankruptcy.

We are a holding company with no significant operations of our own. Our cash flows are substantially derived from dividends paid to us by our subsidiaries, particularly NPC and SPPC, which are typically utilized to service our debt and pay dividends on our common stock, with the balance, if any, reinvested in our subsidiaries as contributions to capital. NPC is currently precluded from paying dividends to us under its first mortgage indenture and pursuant to an order of the PUCN. If NPC's dividend restrictions are not eliminated or restructured, or if SPPC ceases to be able to pay us dividends under the terms of its financing agreements and/or its restated articles of incorporation, we would likely not be able to continue to operate outside of bankruptcy.

We have a substantial amount of indebtedness maturing through 2007 that we may be required to refinance. The failure to refinance our indebtedness would have an adverse effect on us.

We have a substantial amount of debt and other obligations including, but not limited to: $300 million of our unsecured 8 3/4% Senior Notes due 2005, $240 million of our unsecured 7.93% Senior Notes due 2007 and the $300 million of our Convertible Notes due 2010 offered by this prospectus. If we do not have sufficient funds from dividends to repay our indebtedness at maturity, we will have to refinance the indebtedness through additional financings in private or public offerings. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on the refinanced debt, the increase in interest expense associated with the refinancing could adversely affect our cash flow, and, consequently, the cash available for payments on our indebtedness, including payments in respect of the notes. If we are unable to repay our indebtedness as it matures, we may not be able to continue to operate outside of bankruptcy.

Recent events have significantly adversely affected our liquidity. Further downgrades of our credit ratings could limit our access to the capital markets.

On March 29, 2002, the PUCN issued a decision in NPC's deferred energy rate case disallowing $434 million of its request to recover deferred purchased power and fuel costs through rate increases to its customers. Following this decision by the PUCN, each of Standard & Poor's Rating Services ("S&P") and Moody's Investor Service, Inc. ("Moody's") lowered our unsecured debt ratings to below investment grade. As a result of these downgrades, our ability to access the capital markets to raise funds to service our debt obligations and refinance our maturing debt as it becomes due has become severely limited. Currently, S&P and Moody's have our credit ratings on "negative outlook" or "stable," respectively. Any future downgrades will further increase our cost of capital and further limit our access to the capital markets. In the event that our financial condition does not improve or becomes worse, we may have to consider other options including the possibility of seeking protection in a bankruptcy proceeding.

If NPC and SPPC do not receive favorable rulings in the deferred energy applications that they file with the PUCN and they are unable to recover their deferred purchased power and fuel costs, we will experience an adverse impact on cash flow and earnings. Any significant disallowance of deferred energy charges in the future could make our ability to operate outside of bankruptcy uncertain.

The rates that NPC and SPPC charge their customers and certain aspects of their operations are subject to the regulation of the PUCN, which significantly influences their operating environment and affects their ability to

5

recover costs from their customers. Under Nevada law, purchased power and fuel costs in excess of those included in base rates are deferred as an asset on their balance sheets and are not shown as an expense until recovered from their retail customers. NPC and SPPC are required to file deferred energy applications with the PUCN at least once every twelve months so that the PUCN may verify the prudence of the energy costs and allow them to clear their deferred energy accounts. Nevada law also requires the PUCN to act on these cases within a specified time period. Any of these costs determined by the PUCN to have been imprudently incurred cannot be recovered from the Utilities' customers. On November 30, 2001, NPC filed a deferred energy application with the PUCN that sought to clear $922 million of its purchased fuel and power costs accumulated between March 1, 2001 and September 30, 2001 from its deferred energy accounts. On March 29, 2002, the PUCN ruled on NPC's deferred energy application and disallowed the recovery of $434 million of its deferred purchased fuel and power costs. As a result of the disallowance, the credit ratings on our debt and the Utilities' debt decreased to below investment grade. On May 28, 2002, the PUCN issued a decision on SPPC's deferred energy application, which was filed with the PUCN on February 1, 2002, disallowing $53 million of SPPC's deferred purchased fuel and power costs. We are unable to predict how the PUCN will rule in pending or future deferred energy applications filed by NPC and SPPC.

Future unfavorable rulings by the PUCN in pending or future rate cases and deferred energy applications, including deferred energy applications that were filed on November 14, 2002 by NPC and January 14, 2003 by SPPC, could have a further adverse impact on our business and results of operations, and could make our ability to repay the notes and to continue to operate outside of bankruptcy uncertain.

If the power suppliers who terminated their deliveries to NPC and SPPC succeed in their claims against the Utilities for liquidated damages under their terminated power supply contracts or in requiring that the Utilities pay the amount of such claims pending final resolution of these claims, it could make our ability to operate outside of bankruptcy uncertain.

In early May of 2002, Enron Power Marketing Inc. ("Enron"), Morgan Stanley Capital Group, Inc. ("MSCG"), Reliant Energy Services, Inc. and several smaller suppliers terminated their power deliveries to NPC and SPPC. These terminating suppliers asserted their contractual right under the Western Systems Power Pool Agreement ("WSPPA") to terminate deliveries based upon the Utilities' decisions not to provide adequate assurance of their performance under the WSPPA to any of their suppliers. Each of these terminating suppliers has asserted, or has indicated that it will assert, a claim for liquidated damages against NPC and SPPC under the terminated power supply contracts.

On June 5, 2002, Enron filed suit against NPC and SPPC in its bankruptcy case in the Bankruptcy Court for the Southern District of New York asserting claims against the Utilities for liquidated damages in the amount of approximately $216 million and $93 million, respectively, based on its termination of its power supply agreement with the Utilities and for power previously delivered to the Utilities. The Utilities have denied these claims and have contended, among other things, that the termination was wrongful and excuses them from any further payment or performance under the WSPPA. The Utilities have filed proofs of claims and counterclaims against Enron for unspecified damages to be determined during the case as a result of acts and omissions of Enron in manipulating the power markets, wrongful termination of its transactions with the Utilities, and fraudulent inducement to enter into transactions with Enron, among other issues.

In connection with the lawsuit filed by Enron in the Bankruptcy Court, Enron filed a motion for partial summary judgment to require the Utilities to make immediate payment of the full amount of its claim, pending final resolution of the lawsuit. The Utilities filed a motion seeking to stay all proceedings pending the outcome of the Utilities' complaints filed with the Federal Energy Regulatory Commission ("FERC") under Section 206 of the Federal Power Act seeking to reduce prices of certain forward power purchase contracts that the Utilities entered into prior to the price caps established by the FERC during the western U.S. utility crisis. The Court denied the Utilities' motion to dismiss or stay only as to Enron's claims relating to power previously delivered to the Utilities. The Court took under advisement the Utilities' motion to stay or dismiss Enron's claim for liquidated damages relating to the undelivered power. The U.S. District Court for the Southern District of New York also denied without prejudice the Utilities' motion to withdraw reference of the matter from the Bankruptcy Court to the U.S. District Court.

On October 25, 2002, Enron effectively withdrew its motion for partial summary judgment seeking to require the Utilities to make immediate payment of the full amount of its claim pending final resolution, and filed a second motion for partial summary judgment asking the Court to determine the claims on the merits. On December 19, 2002, the bankruptcy judge granted Enron's motion for partial summary judgment on Enron's claim against NPC and SPPC for $17.7 million and $6.7 million, respectively, for energy delivered by Enron in April 2002, for which the Utilities did not pay. The Court ordered this money to be deposited into an escrow account that is protected from the claims of Enron's creditors, unless the Court orders or permits a disbursement, and is subject to refund depending on the outcome of the Utilities' FERC Section 206 cases. The Utilities made the deposit as ordered. The Court stated that it would rule in due course on Enron's motion for partial summary judgment on the merits on Enron's liquidated damages claim (contract price less market price on the date of termination) relating to power it did not deliver under contracts terminated by Enron in May 2002.

The Bankruptcy Court currently has under submission (1) Enron's motion to dismiss the Utilities' counterclaims, (2) Enron's motion for partial summary judgment regarding the amounts alleged to be due for undelivered power, and (3) the Utilities' motion to dismiss or stay proceeding on Enron's claims relating to delivered power. The Bankruptcy Court has ordered all of Enron's terminated purchase power counterparties involved in lawsuits against Enron to participate in a non-binding mediation.

On April 3, 2003, the Bankruptcy Court heard arguments regarding Enron's motion to dismiss the Utilities' counterclaims. The Court has not ruled on this matter nor has it indicated when a decision on this matter can be expected. The Utilities continue to participate in non-binding court-ordered mediation proceedings along with all of Enron's other terminated purchased power counterparties.

We are unable to predict the outcome of the motions currently before the Bankruptcy Court. A decision adverse to us on Enron's motion for partial summary judgment, or an adverse decision in the lawsuit with respect to liability as to Enron's claims on the merits for undelivered power, would have a material adverse effect on our financial condition and liquidity and could make it difficult for us to continue to operate outside of bankruptcy.

On September 5, 2002, MSCG initiated an arbitration pursuant to the arbitration provisions in various power supply contracts terminated by MSCG in April 2002. In the arbitration, MSCG requested that the arbitrator compel NPC to pay MSCG $25 million pending the outcome of any dispute regarding the amount owed under the contracts. NPC claimed that nothing is owed under the contracts on various grounds, including breach by MSCG in terminating the contracts, and further, that the arbitrator does not have jurisdiction over NPC's contract claims and defenses. In March 2003, the arbitrator overseeing the arbitration proceedings dismissed MSCG's demand for arbitration and agreed that the issues raised by MSCG were not calculation issues subject to arbitration and that NPC's contract defenses were likewise not arbitrable.

NPC has since filed a complaint for declaratory relief in the U.S. District Court for the District of Nevada asking the Court to declare that NPC is not liable for any damages as a result of MSCG's termination of its power supply contracts. MSCG has not yet answered or responded to the complaint; however, on April 17, 2003, MSCG filed a complaint against NPC at the FERC conceding that the issues raised by NPC were litigable in court but asking the FERC to declare that under the WSPP agreement NPC should post the $25 million in dispute as collateral pending the outcome of the litigation. NPC is unable to predict the outcome of these proceedings.

On September 30, 2002, El Paso Merchant Energy Group ("EPME") notified NPC that it was terminating all transactions entered into with NPC under the WSPPA. On October 8, 2002, NPC received a letter from EPME seeking a termination payment of approximately $36 million with respect to the terminated WSPPA transactions. At the present time, NPC disagrees with EPME's calculation, and expects that net gains and losses relating to the terminated transactions, including a delayed payment amount of approximately $19 million owed to EPME for power deliveries through September 15, 2002, will result in a net payment due to NPC.

Moreover, other terminating power suppliers may bring claims against the Utilities for liquidated damages under their terminated power supply contracts. Adverse decisions with respect to such existing and potential claims, including any requirement to pay or provide security in the amount of the alleged liquidated damages, may adversely affect our cash flow, liquidity and financial condition and may render our ability to operate outside of bankruptcy uncertain.

NPC and SPPC rely on purchased power counterparties to sell power to them for a significant portion of the power for their operations. If the Utilities' financial position does not improve or worsens, they may face increasing difficulty obtaining power necessary for their operations.

Historically, NPC and SPPC have purchased a significant portion of the power that they sell to their customers from power suppliers. If their credit ratings do not improve or are further downgraded, they may experience considerable difficulty entering into new power supply contracts, and to the extent that they must rely on the spot market, they may experience difficulty obtaining such power from suppliers in the spot market in light of their weakened financial condition. Any difficulty securing their purchased power requirements could have a material adverse effect on their ability to provide power, their operations and their financial condition.

In light of the Utilities' current financial condition, some of their current suppliers have indicated that they are unwilling to sell the Utilities power under traditional payment terms. If these suppliers or future suppliers do not sell the Utilities power under traditional payment terms, NPC and SPPC may have to pre-pay their power requirements. If they do not have sufficient funds or access to liquidity to pre-pay their power requirements, particularly for NPC at the onset of the summer months, and are unable to obtain power through other means, their business, operations and financial condition will be adversely affected and our ability to continue operations outside of bankruptcy may be jeopardized.

Additionally, if the Utilities face any additional power supplier terminations, their ability to provide reliable service to their customers may be negatively impacted.

NPC and SPPC have a significant amount of indebtedness that they may be required to refinance. The failure to refinance any of their indebtedness or to obtain regulatory approval to refinance their indebtedness would have an adverse effect on our operations and financial condition.

If NPC and SPPC do not have sufficient funds to repay their indebtedness at maturity or otherwise, they will have to refinance the indebtedness through additional debt financings in private or public offerings. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on the refinanced debt, the increase in interest expense associated with the refinancing could adversely affect our cash flow, and, consequently, the cash available for payments on our indebtedness, including payments in respect of the notes. If the Utilities are unable to refinance or extend outstanding borrowings on commercially reasonable terms, or at all, they may have to:

- reduce or delay capital expenditures planned for replacements, improvements and expansions; and/or

- dispose of assets on disadvantageous terms, potentially resulting in losses and adverse effects on cash flow from their operating activities.

We cannot assure you that they could effect or implement any of these alternatives on satisfactory terms, if at all. If they are unable to refinance their indebtedness, we may not be able to continue to operate outside of bankruptcy.

NPC and SPPC must obtain regulatory approval in Nevada in order to borrow money or to issue securities and will therefore be dependent on the PUCN to issue favorable orders in a timely manner to permit them to finance their operations and to purchase power and fuel necessary to serve their customers. We cannot assure you that the PUCN will issue such orders or that such orders will be issued on a timely basis.

NPC and SPPC may not be able to mitigate fuel and wholesale electricity pricing risks which could result in unanticipated liabilities or increased volatility in our earnings.

NPC's and SPPC's business and operations are subject to changes in purchased power prices and fuel costs that may cause increases in the amounts they must pay for power supplies on the wholesale market and the cost of producing power in their generation plants. As evidenced by the western utility crisis that began in 2000, prices for electricity, fuel and natural gas may fluctuate substantially over relatively short periods of time and expose NPC and SPPC to significant commodity price risks.

Among the factors that could affect market prices for electricity and fuel are:

- prevailing market prices for coal, oil, natural gas and other fuels used in generation plants, including associated transportation costs, and supplies of such commodities;

- changes in the regulatory framework for the commodities markets that they rely on for purchased power and fuel;

- liquidity in the general wholesale electricity market;

- the actions of external parties, such as the FERC or independent system operators, that may impose price limitations and other mechanisms to address some of the volatility in the western energy markets;

- weather conditions impacting demand for electricity or availability of hydroelectric power or fuel supplies;

- union and labor relations;

- natural disasters, wars, embargoes and other catastrophic events; and

- changes in federal and state energy and environmental laws and regulations.

As a part of the Utilities' risk management strategy, they routinely enter into contracts to hedge their exposure to the commodity-related risks listed above; however, they do not always hedge the entire exposure of their operations from commodity price volatility. To the extent that open positions exist, fluctuating commodity prices could have a material adverse effect on their ability to operate and, consequently, on our financial condition.

Changes in the Utilities' regulatory environment and recent events in the energy markets that are beyond their control may significantly affect our financial condition, results of operations or cash flows.

As regulated public utilities, NPC's and SPPC's rates and operations are subject to regulation by various state and federal regulators as well as the actions of state and federal legislators. As a result of the western energy crisis during 2000 and 2001, the financial troubles of certain energy companies, including NPC and SPPC, and the general movements toward electric industry restructuring and deregulation, the regulatory environment in which they operate has become increasingly uncertain. Steps taken and being considered at the federal and state levels continue to change the structure of the electric industry and utility regulation.

At the federal level, the FERC has been mandating changes in the regulatory framework in which transmission-owning public utilities operate. On July 31, 2002, FERC issued a Notice of Proposed Rulemaking (Docket No. RM01-12-000) that would require, among other things, that (1) all transmission-owning utilities transfer control of their transmission facilities to an independent transmission provider; (2) transmission service to bundled retail customers be provided under the FERC-regulated transmission tariff, rather than state-mandated terms and conditions; and (3) new terms and conditions for transmission service be adopted nationwide, including new provisions for pricing transmission in the event of transmission congestion. If adopted as proposed, the rules would materially alter the manner in which the Utilities' own and operate their transmission services.

The PUCN has jurisdiction, granted by the Nevada Legislature, over NPC's and SPPC's rates, standards of service, generation and certain distribution facilities, accounting, issuance of securities, as well as other aspects of their operations. The Nevada Legislature and the PUCN could pass measures that could affect retail competition in Nevada, affect the prices that the Utilities charge for electricity, impact the impairment and writedown of certain of the Utilities' assets, including generation-related plant and net regulatory assets, reduce the Utilities' profit margins and increase the costs of the Utilities' capital and operations expenses. Prior to the onset of the western utility crisis, the Nevada Legislature and the PUCN had mandated that the Utilities sell their electric generation assets and prepare for retail competition in Nevada. AB 369, which was passed into law on April 18, 2001, halted the movement towards deregulation of the Nevada electric industry by repealing all statutes authorizing retail competition, by voiding any license issued to alternative sellers of electricity and by placing a moratorium on the sale of generation assets by electric utilities. We cannot predict how future actions by the PUCN or future legislation passed in Nevada will affect NPC's or SPPC's results of operations, cash flows or financial condition.

As a result of the western energy crisis during 2000 and 2001, the volatility of natural gas prices in North America, the bankruptcy filings by Enron Corporation and Pacific Gas and Electric, and investigations by governmental authorities into energy trading activities, companies in the regulated and unregulated utility businesses have generally been under an increased amount of scrutiny by public, state and federal regulators, the capital markets and the rating agencies. We cannot predict or control what effect these types of events or future actions of regulatory agencies in response to such events in the energy markets may have on our business or the Utilities' operations or our collective access to the capital markets.

The Utilities are subject to numerous environmental laws and regulations that may increase our cost of operations, impact or limit our business plans, or expose us to environmental liabilities.

The Utilities are subject to extensive federal, state and local statutes, rules and regulations relating to environmental protection. These laws and regulations can result in increased capital, operating, and other costs, particularly with regard to enforcement efforts focused on power plant emissions obligations. These laws and regulations generally require us to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals, and may be enforced by both public officials and private individuals. We cannot predict the outcome or effect of any action or litigation that may arise from applicable environmental regulations.

In addition, either of the Utilities may be required to be a responsible party for environmental clean up at sites identified by environmental agencies or regulatory bodies. We cannot predict with certainty the amount and timing of future expenditures related to environmental matters because of the difficulty of estimating clean up costs. There is also uncertainty in quantifying liabilities under environmental laws that impose joint and several liability on all potentially responsible parties. Environmental regulations may also require us to install pollution control equipment at, or perform environmental remediation on, our facilities.

Existing environmental regulations may be revised or new regulations may be adopted or become applicable to us. For example, the laws governing air emissions from coal-burning plants are being re-interpreted by federal and state authorities which could result in the imposition of substantially more stringent limitations on emissions than those currently in effect. Revised or additional regulations, which result in increased compliance costs or additional operating restrictions, could have a material adverse effect on our financial condition and results of operations particularly if those costs are not fully recoverable from our customers.

Furthermore, we may not be able to obtain or maintain all environmental regulatory approvals necessary to our business. If there is a delay in obtaining any required environmental regulatory approval or if we fail to obtain, maintain or comply with any such approval, operations at our affected facilities could be halted or subjected to additional costs. Further, at some of our older facilities the cost of installing the necessary equipment may cause us to shut down those generation units.

Our operating results will likely fluctuate on a seasonal and quarterly basis.

Electric power generation is generally a seasonal business. In many parts of the country, including our service areas, demand for power peaks during the hot summer months, with market prices also peaking at that time. As a result, our operating results in the future will likely fluctuate substantially on a seasonal basis. In addition, we have historically sold less power, and consequently earned less income, when weather conditions in our service areas are milder. Unusually mild weather in the future could diminish our results of operations and harm our financial condition.

War and the threat of terrorism may harm our future growth and operating results.

The growth of our business depends in part on continued customer growth and tourism demand in the Las Vegas portion of our service area. Changes in consumer preferences or discretionary consumer spending in the Las Vegas portion of our service area could harm our business. The terrorist attacks of September 11, 2001 had a negative impact on travel and leisure expenditures, including lodging, gaming and tourism. Although activity levels in the Las Vegas area have recovered significantly since then, we cannot predict the extent to which future terrorist and war activities in the United States and elsewhere may affect us, directly or indirectly. An extended period of reduced discretionary spending and/or disruptions or declines in airline travel and business conventions could significantly harm the businesses in and the continued growth of the Las Vegas portion of our service area, which could harm our business and results of operations.

Additional overseas military campaigns may affect our operations in unpredictable ways, such as increased security measures and disruptions of fuel supplies and markets, particularly oil, and the possibility that our infrastructure facilities (which includes our pipelines, production facilities, and transmission and distribution facilities) could be direct targets or indirect casualties of an act of terror. The possibility of a sustained military campaign may have an adverse effect on the economy in general. A lower level of economic activity might result in a decline in energy consumption, which may adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of military activities may affect our ability as well as the Utilities' abilities to raise capital.

SPPC may not be able to make the gasifier facility at the Piñon Pine Power Project operational and SPPC may not be successful in obtaining PUCN approval to recover the costs of the gasifier in a future general rate case.

SPPC owns a combined cycle general facility, a post-gasification facility, and, through our wholly-owned subsidiaries, owns a gasifier that are collectively referred to as the Piñon Pine Power Project ("Piñon Pine"). Piñon Pine was co-funded by the Department of Energy ("DOE") under an agreement between SPPC and DOE that expired December 31, 2000. The DOE funded approximately $167 million for construction, operation, and maintenance of the project. Included in our consolidated balance sheet is the net book value of the gasifier and related assets, which is approximately $100 million as of December 31, 2002.

To date, SPPC has not been successful in obtaining sustained operation of the gasifier. In 2001, SPPC retained an independent engineering consulting firm to complete a comprehensive study of the Piñon Pine gasification plant. SPPC received a final report of the study in November 2002. SPPC is reviewing the various options outlined in the study. If after evaluating the options presented in the draft report, SPPC decides not to pursue modifications intended to make the facility operational, SPPC intends to seek recovery, net of salvage, through regulated rates in its next general rate case, based, in part, on the PUCN's approval of Piñon Pine as a demonstration project in an earlier resource plan. However, if SPPC is unsuccessful in obtaining recovery, there could be a material adverse effect on our financial condition and results of operations.


Risks Relating to the Notes and our Common Stock


The notes will be junior to any secured debt that we may issue in the future and will be effectively subordinated to the liabilities of our subsidiaries. Common stock issued on conversion of the notes will be junior to all of our debt and to the liabilities of our subsidiaries.

Notes

The notes will be unsecured, except for a limited amount of collateral consisting of $53.5 million of U.S. government securities which are intended to provide security for the notes for the first two and one-half years and which we expect to use to pay the first five scheduled interest payments on the notes when due. Accordingly, the notes will be junior to any secured debt that we may issue in the future.


11


Due to the holding company structure, our obligations with respect to the notes are effectively subordinated to all existing and future liabilities of our subsidiaries. Therefore, holders of the notes will have a junior position to the claims of our subsidiaries' creditors, including trade creditors, debt holders, secured creditors, taxing authorities, guarantee holders and the preferred stockholders of our subsidiaries. As of March 31, 2003, our subsidiaries had approximately $2.86 billion of outstanding debt and approximately $238.9 million of preferred securities outstanding. Although the Utilities are parties to agreements that limit the amount of additional indebtedness they may incur, the Utilities retain the ability to incur substantial additional indebtedness and other liabilities.

Also as a result of the holding company structure, our ability to pay the principal of and interest and premium, if any, on the notes will depend on the earnings and cash flows of our subsidiaries and their ability to pay dividends or to advance or repay funds to us. As discussed under "Risks Relating to Us and Our Business", each of the Utilities is subject to regulatory restrictions and to covenants in financing agreements that place significant limitations on the amount of dividends they may pay to us or impose other material conditions regarding the payment of dividends. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on the notes or to make any funds available for such payment.

Common Stock

Any shares of common stock that are issued upon conversion of the notes will be, by definition, junior to claims of our creditors and to the claims of the creditors of our subsidiaries. In addition, we will not be able to pay dividends on our common stock until after we have satisfied our debt obligations. Moreover, the payment of dividends on our common stock will depend on the earnings and cash flows of our subsidiaries and on their ability to pay dividends or to advance or repay funds to us. Even if funds are received from our subsidiaries, our board of directors will periodically review our dividend policy and, before declaring any dividend, will consider factors that ordinarily affect dividend policy, such as earnings, cash flow, estimates or future earnings and cash flow, business conditions, regulatory factors, our financial condition and other matters. In recent quarters, our board of directors has determined not to pay a dividend on our common stock, and we cannot assure you that dividends will be paid in the future or, if paid, that the dividends will be at the same amount or with the same frequency as in the past.

The trading markets for the notes are subject to uncertainties and may be illiquid.

It is impossible to predict how the notes will trade in the secondary market or whether the market for the notes will be liquid or illiquid. The notes will be a class of new securities. There is currently no secondary market for the notes to be issued in this offering, and we cannot assure you as to the liquidity of any trading market that may develop, the ability of holders to sell their notes in that market at attractive prices or at all, or whether any such market, if it develops, will continue.

The trading prices for the notes will be directly affected by the trading price of our common stock and the market price for our common stock is uncertain.

The trading prices of the notes in the secondary market will be directly affected by the trading prices of our common stock, the general level of interest rates and our credit quality. It is impossible to predict whether the price of our common stock or interest rates will rise or fall. Numerous factors influence the trading price of our common stock. These factors may include changes in our financial condition, results of operations and prospects and complex and interrelated political, economic, financial and other factors that can affect the capital markets generally, the stock exchanges on which our common stock is traded and the market segments of which we are a part.

The market for our common stock likely will influence, and be influenced by, any market that develops for the notes. For example, investors' anticipation of the distribution into the market of substantial amounts of common stock upon the conversion of the notes, could depress the price of our common stock and increase its volatility.

Except for the dividend protection payments that you will be entitled to as a holder of the notes, you will have no rights as a common stockholder and you may be negatively affected by some changes made with respect to our common stock.

Until you acquire common stock upon the conversion of your notes, you will have no rights with respect to the common stock, including voting rights, rights to respond to tender offers and rights to receive dividends or other distributions on the common stock (other than dividend protection payments that you will be entitled to as a holder of the notes). You will, however, be subject to all changes affecting the common stock. Upon conversion of your notes, you will be entitled to exercise the rights of a holder of common stock only as to actions for which the applicable record date occurs after the conversion date. For example, in the event that an amendment is proposed to our articles of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the date on which you surrender your notes for conversion, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

We may be unable to pay the cash payment component of the conversion price.

We are required, under the terms of the notes, at any time when the shareholder approval requirement has not been satisfied, to pay a portion of the conversion price in cash. In such a situation, we cannot assure you that we would have sufficient funds to pay the cash payment component of the conversion price.

We may be unable to repurchase the notes if we experience a Change of Control.

Holders of notes may require us to repurchase all or a portion of their notes if we experience a Change of Control. Our failure to make a required purchase of notes upon a Change of Control will result in an event of default under the notes. If a Change of Control were to occur, we cannot assure you that we would have sufficient funds to make the required purchases of notes, or that restrictions in our other indebtedness would not restrict us from making such purchases. We expect that we would require additional financing from third parties to fund any such purchases, but we cannot assure you that we would be able to obtain such financing.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the fiscal years 1998, 1999, 2000, 2001 and 2002 and for the fiscal quarter ended March 31, 2003.

	Year Ended December 31					Three Months Ended March 31, 2003
	1998	1999	2000	2001	2002	
Ratio of Earnings to Fixed Charges (1)	2.51x	1.49x	--	1.17x	--	--
Deficiency			$90,868		$477,765	$26,501

(1) For the purpose of calculating ratio of earnings to fixed charges, "Fixed Charges" represent the aggregate of interest charges on short-term and long-term debt, allowance for funds used during construction, capitalized interest and the portion of rent expense deemed attributable to interest, distributions on preferred trust securities and dividends on preferred stock of subsidiary. "Earnings" represent the income (or loss) from continuing operation before income taxes, plus fixed charges.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed on the NYSE under the symbol "SRP." The following table shows the dividends paid and the high and low reported sale prices per share of the common stock on the NYSE Composite Tape for the stated calendar quarter.

		Dividends Paid Per Share	High	Low
2003	First Quarter	$.000	$ 7.350	$ 2.850
	Second Quarter (through May 3, 2003)	.000	4.250	3.220
2002	First Quarter	.200	16.850	14.710
	Second Quarter	.000	10.500	5.590
	Third Quarter	.000	8.500	5.270
	Fourth Quarter	.000	7.020	4.650
2001	First Quarter	.250	16.500	10.560
	Second Quarter	.000	17.000	12.700
	Third Quarter	.200	17.180	14.150
	Fourth Quarter	.000	15.560	13.850
2000	First Quarter	.250	18.437	12.125
	Second Quarter	.250	15.687	12.500
	Third Quarter	.250	19.437	12.562
	Fourth Quarter	.250	18.062	14.875

On May 6, 2003, the last reported sale price of our common stock was $3.88 per share.

Dividends are considered periodically by our Board of Directors and are subject to factors that ordinarily affect dividend policy, such as current and prospective earnings, current and prospective business conditions, regulatory factors, our financial condition and other matters within the discretion of the Board. The most recent dividend on our Common Stock was declared by our Board on February 6, 2002. Since that time, the Board has determined not to pay a dividend on our Common Stock. The Board will continue to review the factors described above on a periodic basis to determine if and when it would be prudent to declare a dividend on our common stock. We cannot assure you that dividends will be paid in the future, or that, if paid, the dividends will be paid at the same amount or with the same frequency as in the past. See "Business—Restrictions on Dividends Payable by Our Subsidiaries".

USE OF PROCEEDS

We will receive no proceeds from this offering. The selling security holders will receive all of the proceeds from this offering.

BUSINESS

Sierra Pacific Resources engages primarily in the power and energy businesses through several regulated subsidiaries. Sierra Pacific Resources completed a merger with NPC in July 1999, combining the two largest regulated electric utility companies in the state of Nevada. Today, we serve approximately 95% of Nevada residents, providing electricity and/or gas to approximately 1.04 million customers in service territories that cover northern and southern Nevada and the Lake Tahoe region of California. We are among the fastest growing utilities in the United States in terms of electric customers and MWh sales, having added approximately 44,000 new electric customers per year for three years. Following the completion of the Centennial and Falcon/Gonder transmission projects, we will rank among the top 10 largest transmission companies in the United States in terms of total assets. In addition to NPC and SPPC, we also operate several non-regulated businesses.

Our Subsidiaries

Nevada Power Company, a wholly owned subsidiary of Sierra Pacific Resources, is a public utility engaged in the distribution, transmission, generation, purchase and sale of electric energy to approximately 669,000 customers in southern Nevada. NPC has a total generating capacity of 1,964 MW of coal and natural gas/oil fired generating plants and serves customers in a 4,500 square mile service area in southern Nevada, including Las Vegas, North Las Vegas, Henderson, Searchlight, Laughlin and adjoining areas, including Nellis Air Force Base. Service is also provided to the Department of Energy's Nevada Test Site in Nye County.

Sierra Pacific Power Company, a wholly owned subsidiary of Sierra Pacific Resources, is a public utility primarily engaged in the distribution, transmission, generation, purchase and sale of electric energy and natural gas in Nevada. SPPC has a total generating capacity of 1,045 MW of coal and natural gas/oil fired generating plants and provides electricity to approximately 318,000 customers in a 50,000 square mile service area in western, central and northeastern Nevada, including the cities of Reno, Sparks, Carson City and Elko, and a portion of eastern California, including the Lake Tahoe area. SPPC also provides natural gas service in Nevada to approximately 123,500 customers in the cities of Reno and Sparks and the surrounding areas.

Tuscarora Gas Pipeline Company is a 50% joint venture partner with TransCanada PipeLines Ltd. in the operation of a 229 mile, FERC regulated natural gas pipeline that serves Reno, northern Nevada and northeastern California.

Communications and Other: Sierra Pacific Communications ("SPC") was formed to pursue selected telecommunications market opportunities. SPC presently has fiber optic assets deployed in the Reno and Las Vegas metropolitan areas, which it is currently marketing. Sierra Touch America LLC (STA), a partnership between SPC and Touch America, formerly Montana Power Company, was formed to construct a fiber optic line between Salt Lake City, Utah and Sacramento, CA. On September 9, 2002, SPC entered into an agreement to purchase and lease certain telecommunications and fiber optic assets from Touch America, subject to successful completion of the construction, in exchange for SPC's partnership units in Sierra Touch America and the execution of a $35 million promissory note for a total purchase price of $48.5 million. The promissory note accrues interest at 8% per annum. The outstanding balance of the promissory note as of March 31, 2003, was $21.3 million. In addition to SPC, we also operate several non-utility businesses.

Restrictions on Dividends Payable by Our Subsidiaries

Since we are a holding company, substantially all of our cash flow is provided by dividends paid to us by NPC and SPPC on their common stock, all of which we own. Therefore, our earnings and cash flow, and our ability to meet our obligations, are largely dependent on the earnings and cash flows of the Utilities and the distribution and other payment of such earnings to us. Since NPC and SPPC are public utilities, they are subject to regulation by state utility commissions, which may impose limits on investment returns or otherwise impact the amount of dividends that the Utilities may declare and pay, and to federal statutory limitations on the payment of dividends. In addition, certain agreements entered into by the Utilities set restrictions on the amount of dividends they may declare and pay and restrict the circumstances under which such dividends may be declared and paid. The specific

15

restrictions on dividends contained in agreements to which NPC and SPPC are party, as well as specific regulatory and statutory limitations on dividends, are summarized below.

- NPC's first mortgage indenture limits the cumulative amount of dividends that NPC may pay on its capital stock to the cumulative net earnings of NPC since 1953, subject to adjustments for the net proceeds of sales of capital stock since 1953. At the present time, this restriction precludes NPC from making further payments of dividends on NPC's common stock and will continue to bar dividends until NPC, over time, generates sufficient earnings to eliminate the deficit under this provision (which was approximately $237 million as of December 31, 2002) unless the restriction is either waived, amended, or removed by the consent of the first mortgage bondholders, or the first mortgage bonds are redeemed or defeased. There can be no assurance that any such consent could be obtained or that any first mortgage bonds could be redeemed prior to their stated maturity. Under this provision, NPC continues to have capacity to repurchase or redeem shares of its capital stock, although other restrictions set forth below would limit the amount of any such repurchases or redemptions.

- NPC's 10 7/8% General and Refunding Mortgage Notes, Series E, due 2009, which were issued on October 29, 2002, limit the amount of dividends in respect to common stock that NPC may pay to us. However, that limitation does not apply to payments by NPC to enable us to pay our reasonable fees and expenses (including, but not limited to, interest on our indebtedness and payment obligations on account of our premium income equity securities) provided that:

  - those payments do not exceed $60 million for any one calendar year,

  - those payments comply with any regulatory restrictions then applicable to NPC, and

  - the ratio of consolidated cash flow to fixed charges for NPC's most recently ended four full fiscal quarters immediately preceding the date of payment is at least 1.75 to 1.

The terms of the Series E Notes also permit dividend payments to us in an aggregate amount not to exceed $15 million from the date of the issuance of the Series E Notes. In addition, NPC may make dividend payments to us in excess of the amounts described above so long as, at the time of payment and after giving effect to the payment:

- there are no defaults or events of default with respect to the Series E Notes,

- NPC has a ratio of consolidated cash flow to fixed charges for its most recently ended four full fiscal quarters immediately preceding the date of payment of at least 2.0 to 1, and

- the total amount of such dividends is less than:

  - the sum of 50% of NPC's consolidated net income measured on a quarterly basis cumulative of all quarters from the date of issuance of the Series E Notes, plus

  - 100% of NPC's aggregate net cash proceeds from the issuance or sale of certain equity or convertible debt securities of NPC, plus

  - the lesser of cash return of capital or the initial amount of certain restricted investments, plus

  - the fair market value of NPC's investment in certain subsidiaries.

If NPC's Series E Notes are upgraded to investment grade by both Moody's Investors Service, Inc. and Standard & Poor's Rating Group, Inc., these dividend restrictions will be suspended and will no longer be in effect so long as the Series E Notes remain investment grade.

- On October 29, 2002, NPC established an accounts receivable purchase facility. The agreements relating to the receivables purchase facility contain various conditions, including a limitation on the payment of dividends by NPC to us that is identical to the limitation contained in NPC's General and Refunding Mortgage Notes, Series E, described above.

- The PUCN issued a Compliance Order, Docket No. 02-4037, on June 19, 2002, relating to NPC's request for authority to issue long-term debt. The PUCN order requires that, until such time as the order's authorization expires (December 31, 2003), NPC must either receive the prior approval of the PUCN or reach an equity ratio of 42% before paying any dividends to us. If NPC achieves a 42% equity ratio prior to December 31, 2003, the dividend restriction ceases to have effect. As of March 31, 2003, NPC's equity ratio was 36.02%.

- The terms of NPC's trust preferred securities provide that no dividends may be paid on NPC's common stock if NPC has elected to defer payments on the junior subordinated debentures issued in conjunction with the preferred trust securities. At this time, NPC has not elected to defer payments on the junior subordinated debentures.

- SPPC's Term Loan Agreement dated October 30, 2002, which expires October 31, 2005, limits the amount of dividends that SPPC may pay to us. However, that limitation does not apply to payments by SPPC to enable us to pay our reasonable fees and expenses (including, but not limited to, interest on our indebtedness and payment obligations on account of our premium income equity securities) provided that those payments do not exceed $90 million, $80 million and $60 million in the aggregate for the twelve month periods ending on October 30, 2003, 2004 and 2005, respectively. The Term Loan Agreement also permits SPPC to make dividend payments to us in an aggregate amount not to exceed $10 million during the term of the Term Loan Agreement. In addition, SPPC may make dividend payments to us in excess of the amounts described above so long as, at the time of the payment and after giving effect to the payment, there are no defaults or events of default under the Term Loan Agreement, and such amounts, when aggregated with the amount of dividends paid to us by SPPC since the date of execution of the Term Loan Agreement, do not exceed the sum of:

    - 50% of SPPC's Consolidated Net Income for the period commencing January 1, 2003 and ending with last day of fiscal quarter most recently completed prior to the date of the contemplated dividend payment, plus

    - the aggregate amount of cash received by SPPC from us as equity contributions on its common stock during such period.

- On October 29, 2002, SPPC established an accounts receivable purchase facility. The agreements relating to the receivables purchase facility contain various conditions, including a limitation on the payment of dividends by SPPC to us that is identical to the limitation contained in SPPC's Term Loan Agreement, described above.

- SPPC's Articles of Incorporation contain restrictions on the payment of dividends on SPPC's common stock in the event of a default in the payment of dividends on SPPC's preferred stock. SPPC's Articles also prohibit SPPC from declaring or paying any dividends on any shares of common stock (other than dividends payable in shares of common stock), or making any other distribution on any shares of common stock or any expenditures for the purchase, redemption or other retirement for a consideration of shares of common stock (other than in exchange for or from the proceeds of the sale of common stock) except from the net income of SPPC, and its predecessor, available for dividends on common stock accumulated subsequent to December 31, 1955, less preferred stock dividends, plus the sum of $500,000. At the present time, SPPC believes that these restrictions do not materially limit its ability to pay dividends and/or to purchase or redeem shares of its common stock.

- The Utilities are subject to the provisions of the Federal Power Act that state that dividends cannot be paid out of funds that are properly included in capital account. Although the meaning of this provision

17

is unclear, it could be interpreted to impose an additional material limitation on a utility's ability to pay dividends in the absence of retained earnings.

Our management intends to seek a modification of the financial covenant contained in NPC's first mortgage indenture, which limits the amount of dividends that NPC can pay to us, in the near future. The regulatory limitation contained in the PUCN's Compliance Order, Docket No. 02-4037, dated June 19, 2002, expires on December 31, 2003. Prior to the expiration date of the Compliance Order, our management may seek PUCN approval for a payment of dividends to us by NPC or may seek a waiver from the PUCN of the dividend restriction.

DESCRIPTION OF NOTES

On February 14, 2003, we issued and sold $300,000,000 aggregate principal amount of 7.25% convertible notes due 2010 to an initial purchaser who then sold the notes in private placement transactions to qualified institutional buyers (as defined in Rule 144A under the Securities Act). The notes were issued under an indenture between us and The Bank of New York, as trustee, dated as of February 14, 2003. The terms of the notes include those provided in the indenture and those provided in the registration rights agreement, which we entered into with the initial purchaser on February 14, 2003. As used in this description, the words "we," "us," "our" or "Sierra Pacific" do not include any current or future subsidiary of Sierra Pacific Resources.

The following description of provisions of the notes is not complete and is subject to, and qualified in its entirety by reference to, the notes, the indenture and the registration rights agreement.

General

The notes are limited to $300 million aggregate principal amount. The notes mature on February 14, 2010, unless earlier redeemed by us or repurchased by us at the option of the holder upon the occurrence of a Change of Control (as defined below).

The notes bear interest from February 14, 2003 at the rate of 7.25% per year. Interest is payable semi-annually in arrears on February 14 and August 14 of each year to holders of record at the close of business on the immediately preceding January 31 and July 31, respectively, beginning on August 14, 2003. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Principal will be payable, and the notes may be presented for conversion, registration of transfer and exchange, without service charge, at an office or agency maintained by us for such purpose, which shall initially be the principal corporate trust office or agency of the trustee, in the Borough of Manhattan, The City of New York.

The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of our securities or the incurrence of indebtedness. The indenture also does not contain any covenants or other provisions that afford protection to holders of notes in the event of a highly leveraged transaction or a change of control of Sierra Pacific except to the extent described under "—Repurchase at Option of Holders Upon a Change of Control" below.

Ranking

The notes are our unsecured (except to the extent described under "—Security" below) and unsubordinated obligations. The notes rank equally (except to the extent described under "—Security" below) in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. However, the notes will be subordinated to any future secured indebtedness as to the assets securing such indebtedness. As of March 31, 2003, we had approximately $840 million principal amount of unsubordinated indebtedness and no secured indebtedness outstanding.

In addition, the notes are effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. As a holding company, our cash flows and our ability to service our debt are dependent on the cash flows of our subsidiaries and their ability to pay dividends or other payments to us. Our subsidiaries are separate and distinct legal entities and will have no obligation to pay any amounts due under the notes. In addition, our two largest subsidiaries, NPC and SPPC are subject to regulation by state utility commissions which may impose limitations on the rate of return on equity or otherwise impact the amount of dividends which may be paid by those companies. Moreover, both NPC and SPPC are subject to a variety of restrictions on their ability to pay dividends. See "Business—Restrictions on Dividends Payable by Our Subsidiaries". As a result of these factors, the notes will be effectively subordinated to all indebtedness and other liabilities of our subsidiaries. As of March 31, 2003, our subsidiaries had approximately $2.86 billion of debt and approximately $238.9 million of preferred securities outstanding.

Dividend Protection

We will make additional payments of interest, referred to in this prospectus as dividend protection payments, on the notes in an amount equal to any per share dividends on our common stock that would have been payable to the holders of the notes if such holders had converted their notes into a number of shares of our common stock equal to the then applicable conversion rate on the record date for such dividend. The record date and payment date for such dividend protection payment shall be the same as the corresponding record date and payment date of our common stock to which the payment relates. Holders of the notes will not be entitled to any dividend protection payment if the dividend that would otherwise trigger the payment causes an adjustment to the conversion rate. See "—Conversion Rights."

Security

We have purchased and pledged to the trustee as security for the notes and for the exclusive benefit of the holders of the notes (and not for the benefit of our other creditors), U.S. government securities which, through the scheduled payment of principal and interest in accordance with their terms, will provide cash in an amount sufficient to pay in full the first five scheduled interest payments (up to and including the interest payment due on August 14, 2005) on the notes when due.

The U.S. government securities were pledged by us to the trustee for the exclusive benefit of the holders of the notes and are being held by the trustee in a pledge account. Immediately prior to an interest payment date, the trustee will release from the pledge account proceeds sufficient to pay interest then due on the notes. We may also make additional payments to the trustee to ensure that sufficient funds are available to pay interest then due on the notes if necessary. A failure to pay interest on the notes when due through the first five scheduled interest payment dates will constitute an Event of Default (as defined below) under the indenture.

The pledged U.S. government securities and the pledge account also secure the repayment of the principal amount on the notes. If prior to August 14, 2005:

- an Event of Default under the notes or the indenture occurs and is continuing; and

- the trustee or the holders of 25% in aggregate principal amount of the notes accelerate the notes by declaring the principal amount of the notes to be immediately due and payable (by written consent, at a meeting of note holders or otherwise), except for the occurrence of an Event of Default relating to our bankruptcy, insolvency or reorganization, upon which the notes will be accelerated automatically,

then the proceeds from the pledged U.S. government securities will be promptly released for payment to note holders, subject to the automatic stay provisions of bankruptcy law, if applicable. Distributions from the pledge account will be applied:

- first, to any accrued and unpaid interest on the notes; and

- second, to the extent available, to the repayment of a portion of the principal amount of the notes.

However, if any Event of Default is cured prior to the acceleration of the notes by the trustee or holders of the notes referred to above, the trustee and the holders of the notes will not be able to accelerate the notes as a result of that Event of Default.

For example, if the first two interest payments were made when due but the third interest payment was not made when due and the note holders promptly exercised their right to declare the principal amount of the notes to be immediately due and payable, then, assuming automatic stay provisions of bankruptcy law are inapplicable and the proceeds of the pledged U.S. government securities are promptly distributed from the pledge account,

- an amount equal to the interest payment due on the third interest payment would be distributed from the pledge account as accrued interest; and

- the balance of the proceeds of the pledge account would be distributed as a portion of the principal amount of the notes.

In addition, note holders would have an unsecured claim against us for the remainder of the principal amount of their notes.

Once we make the first five scheduled interest payments on the notes, all of the remaining pledged U.S. government securities and cash, if any, will be released to us from the pledge account and thereafter the notes will be unsecured.

Conversion Rights

The notes will not be convertible prior to August 14, 2003. At any time on or after August 14, 2003 through the close of business on February 14, 2010, holders may convert all or a portion of their notes not previously redeemed or repurchased by us. Holders may convert notes only in denominations of $1,000 and integral multiples of $1,000. In the case of notes called for redemption, conversion rights will expire at the close of business on the business day preceding the date fixed for redemption. A note for which a holder has delivered a Change of Control repurchase notice requiring us to repurchase the note may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

Each $1,000 principal amount of notes will be convertible into 219.1637 shares (the "conversion rate") of our common stock, which is equivalent to an initial conversion price of $4.5628 per share, subject to adjustment upon the occurrence of certain dilution events. Except as described below, no adjustment will be made upon conversion of any notes for interest accrued thereon or dividends paid on any common stock.

Upon conversion of all or any portion of the notes prior to the time the shareholder approval condition described below has been satisfied, we will deliver to holders for each $1,000 principal amount of notes surrendered for conversion (1) 76.7073 shares of common stock (the "share payment component") and (2) an amount of cash (the "cash payment component") equal to the then conversion market value of a number of shares of common stock equal to the difference between the conversion rate and the share payment component. The share payment component will be subject to adjustment in the same manner and under the same circumstances as the conversion rate, subject to any limitation under applicable rules of the New York Stock Exchange. The conversion market value will be determined based on the average closing price of our common stock for the five consecutive trading days immediately following the second business day after the date on which we receive the related conversion notice.

In the event that the shareholder approval condition shall have been satisfied, we may elect to deliver shares of our common stock in lieu of paying the cash payment component upon any subsequent conversion of notes. If we so elect, we will deliver to holders for each $1,000 principal amount of notes surrendered for conversion a number of shares of our common stock equal to the then applicable conversion rate. We will notify a holder of our election to deliver stock in lieu of cash within two business days after receiving such holder's conversion notice, unless we have earlier informed holders of our election in connection with our optional redemption as described under "—Redemption of Notes at Our Option" below.

The "shareholder approval condition" shall be satisfied if and when the issuance and delivery of shares of our common stock upon conversion of the aggregate principal amount of the notes shall have been approved by a majority of the outstanding shares of our common stock entitled to vote on the matter. We will agree to use our reasonable efforts to obtain such shareholder approval not later than 180 days after the earliest date of original issuance of any of the notes, which was on February 14, 2003. However, we cannot assure you that shareholder approval will be obtained. In the event that the shareholder approval condition has been satisfied, we will promptly notify the holders of notes thereof and use our reasonable efforts to post this information on our website or otherwise publicly disclose this information.

If notes are converted after a record date for an interest payment but prior to the next interest payment date, those notes, other than notes called for redemption, must be accompanied by funds equal to the interest payable on the next interest payment date on the principal amount so converted. No such payment will be required from a holder if we exercise our right to redeem such notes. We are not required to issue fractional shares of our common stock upon conversion of the notes. Instead, we will pay a cash adjustment based upon the market price of our common stock on the last business day before the date of the conversion.

The holders of the notes may exercise their conversion rights by delivering the note to be converted to the specified office of a conversion agent, with a completed notice of conversion, together with any funds that may be required as described in the preceding paragraph. The conversion date will be the date on which the note, the notice of conversion and any required funds have been so delivered and received by the conversion agent. A holder delivering a note for conversion will not be required to pay any taxes or duties relating to the issuance or delivery of the common stock for such conversion, but will be required to pay any tax or duty that may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than that of the holder of the note. The shares of common stock will be issued or delivered only after all applicable taxes and duties payable by the holder, if any, have been paid. If any note is converted within two years after its original issuance, the common stock issuable upon conversion will not be issued or delivered in a name other than that of the holder of the note unless the applicable restrictions on transfer have been satisfied. See "Notice to Investors."

Unless the shareholder approval condition shall have been satisfied and we have elected to deliver common stock in lieu of the cash payment component, we will pay the cash payment component, and deliver the share payment component, to a holder that has exercised its conversion rights no later than the tenth business day following the conversion date. If the shareholder approval condition shall have been satisfied and we have elected to deliver common stock in lieu of the cash payment component, we will deliver the shares of our common stock to the holder through the conversion agent no later than the fifth business day following the conversion date.

The initial conversion rate set forth on the cover page of this prospectus will be adjusted for certain events, including:

(1) the issuance of our common stock as a dividend or distribution on our common stock;

(2) certain subdivisions and combinations of our common stock;

(3) the issuance to all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the then current market price of our common stock;

(4) the dividend or other distribution to all holders of our common stock of shares of our capital stock (other than common stock) or evidences of our indebtedness or our assets (including securities, but excluding: (A) those rights and warrants referred to in clause (3) above, (B) dividends or distributions in connection with a reclassification, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the third succeeding paragraph and (C) dividends or distributions paid exclusively in cash);

(5) dividends or other distributions consisting exclusively of cash to all holders of our common stock to the extent that such distributions, combined together with (A) all other such all-cash distributions made within the preceding 12 months for which no adjustment has been made plus (B) any cash and the fair market value of other consideration paid for any tender offers by us or any of our subsidiaries for our common stock concluded within the preceding 12 months for which no adjustment has been made, exceeds 5% of our market capitalization on the record date for such distribution; market capitalization is the product of the then current market price of our common stock and the number of shares of our common stock then outstanding; and

(6) the purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries which involves an aggregate consideration that, together with (A) any cash and the fair market

value of any other consideration paid in any other tender offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding such tender offer for which no adjustment has been made plus (B) the aggregate amount of any all-cash distributions referred to in clause (5) above to all holders of our common stock within 12 months preceding the expiration of such tender offer for which no adjustments have been made, exceeds 5% of our market capitalization on the expiration of such tender offer.

In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case, based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which the "ex-dividend trading" commences for such dividend or distribution on the principal United States securities exchange or market on which the securities are then listed or quoted.

No adjustment in the conversion rate will be required unless such adjustment would require a change of at least 1% in the conversion rate then in effect at such time. However, any adjustment that would otherwise be required to be made but for the fact that such 1% threshold has not been met shall be carried forward and taken into account for the purposes of any subsequent adjustments. Except as stated above, the conversion rate will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

In the case of:

- any reclassification of or change in our common stock (other than changes resulting from a subdivision or combination); or

- a consolidation, merger or combination involving us or a sale or conveyance to another corporation of all or substantially all of our property and assets,

in each case, as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert those notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such notes been converted into our common stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

In addition, the indenture provides that upon conversion of the notes, the holders of such notes will receive, in addition to the shares of common stock issuable upon such conversion, the rights related to such common stock pursuant to our existing and any future shareholder rights plan, whether or not such rights have separated from the common stock at the time of such conversion. However, there shall not be any adjustment to the conversion rate as a result of:

- the issuance of the rights;

- the distribution of separate certificates representing the rights;

- the exercise or redemption of such rights in accordance with any rights agreement; or

- the termination or invalidation of the rights.

If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion price, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of common stock. See "Certain United States Federal Income Tax Considerations."

We may from time to time, to the extent permitted by law, increase the conversion rate of the notes by any amount for any period of at least 20 days. In that case, we will give at least 15 days' notice of such increase. We may make such increases in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

Redemption of Notes at Our Option

The notes are not redeemable prior to February 14, 2008. At any time on or after that date, we may redeem the notes for cash, in whole or in part, on at least 30 but not more than 60 days' notice, at the following prices (expressed in percentages of the principal amount), together with accrued and unpaid interest to, but excluding, the date fixed for redemption. However, if a redemption date is an interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to the holder of record as of the relevant record date and the redemption price shall not include such interest payment.

During the twelve months commencing February 14 of the years set forth below:

Year	Redemption Price
2008	102.1%
2009	101.0%

If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot or on a pro rata basis. If any notes are to be redeemed in part only, a new note or notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's notes is selected for partial redemption and the holder converts a portion of its notes, the converted portion will be deemed to be first taken from the portion selected for redemption.

Sinking Fund

No sinking fund is provided for the notes.

Repurchase at Option of Holders Upon a Change of Control

If a Change of Control occurs, each holder of notes will have the right to require us to repurchase all of that holder's notes not previously called for redemption, or any portion of those notes that is equal to $1,000 or an integral multiple of $1,000, on the date that is no later than 30 days after the date we give notice of the occurrence of a Change in Control (such date being the repurchase date) at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, together with interest accrued and unpaid to, but excluding, the repurchase date.

Within 30 days after the occurrence of a Change of Control, we are required to give notice to all holders of notes, as provided in the indenture, of the occurrence of the Change of Control and of their resulting repurchase right. We must also deliver a copy of our notice to the trustee. In order to exercise the repurchase right, a holder of notes must deliver, on or prior to the 30th day after the date of our notice, written notice to the trustee of the holder's exercise of the holder's repurchase right, together with the notes with respect to which the repurchase right is being exercised.

Under the indenture, a "Change of Control" of Sierra Pacific will be deemed to have occurred at such time after the original issuance of the notes when the following has occurred:

- the acquisition by any person of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans;

- our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

  (1) any transaction (A) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and (B) pursuant to which holders of our capital stock immediately prior to the transaction are entitled to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction; or

  (2) any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity;

- during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our board of directors (together with any new directors whose election to our board of directors, or whose nomination for election by our stockholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office; or

- we are liquidated or dissolved or our stockholders pass a resolution approving a plan of liquidation or dissolution.

The beneficial owner shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The term "person" includes any syndicate or group which would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

Rule 13e-4 under the Exchange Act, as amended, requires the dissemination of information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

The foregoing provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may adversely affect holders.

Our ability to repurchase notes upon the occurrence of a Change of Control is subject to important limitations. The occurrence of a Change of Control could cause an Event of Default under, or be prohibited or limited by, the terms of our other indebtedness. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a Change of Control would result in an event of default under the indenture. Any such default may, in turn, cause a default under our other indebtedness.

Events of Default

Each of the following constitutes an "Event of Default" under the indenture:

(1) our failure to pay when due the principal of or premium, if any, on any of the notes at maturity, upon redemption or exercise of a repurchase right or otherwise;

(2) our failure to pay an installment of interest (including liquidated damages, if any) on any of the notes that continues for 30 days after the date when due; provided that a failure to make or provide for the payment of any of the first five scheduled interest payments on the notes within three business days of the applicable interest payment dates will constitute an Event of Default with no additional grace or cure period;

(3) our failure to (A) deliver shares of common stock, together with cash in lieu of fractional shares, when such common stock or cash in lieu of fractional shares is required to be delivered upon conversion of a note, or (B) make payment of the cash payment component when such cash is required to be delivered upon conversion of a note, and, in each case, that failure continues for ten days after the relevant delivery date;

(4) our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee, or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

(5) (A) our failure or the failure of any of our significant subsidiaries to pay at maturity (after giving effect to any applicable grace period) any indebtedness for borrowed money in an aggregate principal amount in excess of $10 million, or (B) any of our indebtedness, or indebtedness of any of our significant subsidiaries, aggregating $10 million or more shall have been accelerated and declared due and payable prior to the scheduled maturity thereof, and such acceleration is not rescinded or annulled within a 30-day period after the date of such acceleration;

(6) certain events of our bankruptcy, insolvency or reorganization or that of any significant subsidiaries; and

(7) the agreement made by us in favor of the trustee governing the disbursements of funds from the pledge account, as such agreement may be amended, restated, supplemented or otherwise modified from time to time, shall cease to be in full force and effect or enforceable in accordance with its terms.

The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on any of the notes when due or in the payment of any redemption or repurchase obligation.

If an Event of Default specified in clause (6) above occurs and is continuing, then automatically the principal of all the notes and the interest thereon shall become immediately due and payable. If an Event of Default shall occur and be continuing, other than with respect to clause (6) above (such default not having been cured or waived as provided under "—Modifications and Waiver" below), the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding upon the conditions provided in the indenture.

The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Mergers and Sales of Assets

We may, without the consent of the holders of notes, consolidate with, merge into or transfer all or substantially all of our assets to any other corporation organized under the laws of the United States or any of its political subdivisions provided that:

- the surviving corporation assumes all our obligations under the indenture and the notes;

- at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have happened and be continuing; and

- certain other conditions are met.

Modifications and Waiver

The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

- adding to our covenants for the benefit of the holders of notes;

- surrendering any right or power conferred upon us;

- providing for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

- providing for the assumption of our obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer or lease;

- reducing the conversion price, provided that the reduction will not adversely affect the interests of holders of notes in any material respect;

- complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

- making any changes or modifications to the indenture necessary in connection with the registration of the notes under the Securities Act, as contemplated by the registration rights agreement, provided that this action does not adversely affect the interests of the holders of the notes in any material respect;

- curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors, adversely affect the interests of the holders of the notes in any material respect;

- adding or modifying any other provisions which we may deem necessary or desirable and which will not adversely affect the interests of the holders of notes in any material respect; or

- to evidence and provide for the appointment of a successor trustee.

Modifications and amendments to the indenture or to the terms and conditions of the notes may also be made, and past default by us may be waived, with the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding. However, no such modification, amendment or waiver may, without the written consent of the holder of each note affected:

- change the maturity of the principal of or any installment of interest on any note (including any payment of liquidated damages);

- reduce the principal amount of, or any premium or interest on (including any payment of liquidated damages), any note;

- change the currency of payment of such note or interest thereon;

- impair the right to institute suit for the enforcement of any payment on or with respect to any note;

- except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders upon a Change of Control or the conversion rights of holders of the notes;

- modify the provisions of the indenture relating to the pledge of securities as contemplated under "—Security" above in a manner that adversely affects the interests of the holders of notes; or

- reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default.

Satisfaction and Discharge

We may discharge our obligations under the indenture while notes remain outstanding, subject to certain conditions, if:

- all outstanding notes have become due and payable or will become due and payable at their scheduled maturity within one year, or all outstanding notes are scheduled for redemption within one year, and

- in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption; provided that we shall remain obligated to issue shares upon conversion of the notes.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.

Information Concerning the Trustee

The Bank of New York, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. The trustee or its affiliates may from time to time in the future provide other services to us in the ordinary course of their business.

Book-Entry Form

The notes were issued in the form of a global security held in book-entry form in denominations of $1,000 and multiples thereof. The Depository Trust Company, New York, New York ("DTC"), or its nominee will be the sole registered holder of the notes for all purposes under the indenture. Owners of beneficial interests in the notes represented by the global security will hold such interests pursuant to the procedures and practices of DTC. As a result, owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights under the global security or the indenture provided to the holder of the notes. Sierra Pacific and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global security. The notes will bear a legend as described under "Notice to Investors."

Notes represented by a global security will be exchangeable for certificated securities with the same terms only if:

- DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

- we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

- a default under the indenture occurs and is continuing.

Registration Rights

We and the initial purchasers entered into a registration rights agreement dated February 14, 2003. Pursuant to the registration rights agreement we agreed, at our expense and for the benefit of the holders, to file with the SEC not later than the date 90 days after the earliest date of original issuance of any of the notes, subject to certain conditions, a shelf registration statement on such form as we deem appropriate covering resales by holders of all notes and the common stock issuable upon conversion of the notes. We agreed to use our reasonable efforts to:

- cause such registration statement to become effective as promptly as is practicable, but in no event later than 180 days after the earliest date of original issuance of any of the notes; and

- keep the registration statement effective until the earlier of (1) such date that is two years after the last date of original issuance of any of the notes; (2) the date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act or any successor rule thereto or otherwise; or (3) the sale pursuant to the shelf registration statement of all securities registered thereunder.

We agreed to furnish to each registered holder a copy of the registration statement and the related prospectus, notify each registered holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes and the common stock issuable upon conversion of the notes. A holder who sells those securities pursuant to the shelf registration statement generally will be required to be named as a selling stockholder in the related prospectus and to deliver a prospectus to purchasers and will be bound by the provisions of the registration rights agreement, which are applicable to that holder (including certain indemnification provisions).

We are permitted to suspend the use of the prospectus that is part of the shelf registration statement under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events for a period not to exceed 45 days in any three-month period and not to exceed an aggregate of 90 days in any 12-month period.

If:

- on the 90th day following the earliest date of original issuance of any of the notes, the shelf registration statement has not been filed with the SEC; or

- on the 180th day following the earliest date of original issuance of any of the notes, the shelf registration statement is not declared effective; or

- the registration statement shall cease to be effective or fail to be usable during the period that we are obligated to keep it effective pursuant to the registration rights agreement without being succeeded within five business days by a post-effective amendment or a report filed with the SEC pursuant to the Exchange Act that cures the failure of the registration statement to be effective or usable; or

- the prospectus has been suspended for longer than the period permitted above (each, a "registration default"),

additional interest as liquidated damages will accrue on the notes, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Liquidated damages will be paid semi-annually in arrears, in cash, with the first semi-annual payment due on the first interest payment date following the date on which such liquidated damages begin to accrue, and will accrue at a rate per year equal to:

- an additional 0.25% of the principal amount to and including the 90th day following such registration default; and

- an additional 0.5% of the principal amount from and after the 91st day following such registration default.

In no event will liquidated damages accrue at a rate per year exceeding 0.5%. If a holder has converted some or all of its notes into common stock, the holder will be entitled to receive equivalent amounts based on the principal amount of the notes converted. So long as a registration default continues, we will pay liquidated damages, in cash, on February 14 and August 14 of each year to the holders of record of the notes on the immediately preceding January 31 and July 31, respectively.

The specific provisions relating to the registration described above will be contained in the registration rights agreement that will be entered into prior to or on the closing of this offering.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 250,000,000 shares of common stock, $1.00 par value per share. Our common stock is listed on the NYSE under the trading symbol "SRP." The following description of our common stock summarizes provisions of, and is qualified in its entirety by reference to, our Articles of Incorporation and the laws of the State of Nevada.

All shares of common stock participate equally with respect to dividends and rank equally upon liquidation. Each share of common stock is entitled to one vote per share at all meetings of stockholders. The common stock has no preemptive rights and does not have cumulative voting rights.

The Board of Directors is classified, consisting of three classes of equal (or nearly equal) membership serving staggered three-year terms. The vote of the holders of two-thirds of the issued and outstanding shares of common stock is required to remove a director or directors from office or to amend the provisions of the Articles of Incorporation relating to election and removal of directors, unless, in the case of such an amendment, two-thirds of the Board of Directors approves the amendment, in which case the approval of the holders of a majority of the outstanding common stock is required.

The vote of the holders of two-thirds of the issued and outstanding shares of common stock, in addition to any class vote required by law, is required to effect certain mergers, sales of assets or stock issuances involving Sierra Pacific and any holder of more than 10 percent of the common stock, unless certain "fair price" criteria and procedural requirements are satisfied or the transaction is approved by a majority of the directors (excluding any director affiliated with such 10 percent stockholder). The vote of the holders of two-thirds of the issued and outstanding shares of common stock is required to amend these "fair price" provisions.

Except as described above, we may amend our Articles of Incorporation upon the affirmative vote of the holders of a majority of the issued and outstanding shares of common stock.

In the event of any liquidation, dissolution or winding-up of Sierra Pacific, the holders of common stock are entitled to receive pro rata the assets and funds of Sierra Pacific remaining after satisfaction of all of its creditors.

Our transfer agent and registrar is Wells Fargo Shareowner Services.

Rights Agreement

We are a party to a Rights Agreement which is designed to deter

- partial and two-tier tender offers,

- stock accumulation programs, and

- other coercive tactics which might be used to gain control of Sierra Pacific without giving the Board of Directors the opportunity to negotiate on behalf of our stockholders.

Under the Rights Agreement, one stock purchase right was distributed to the holders of each share of common stock outstanding on October 31, 1999. One right has been, and will continue to be, issued for each share of common stock issued since that date.

Each right entitles its holder to purchase from Sierra Pacific one share of common stock at a purchase price of $75.00 per share under specific circumstances. That purchase price may be adjusted under the terms of the Rights Agreement.

Prior to a Distribution Date,

- the rights will be evidenced by the certificates for the associated common stock,

- no separate rights certificates will be issued, and

- the rights will not be exercisable.

Following a Distribution Date, the rights will

- trade separately from the common stock, and

- be evidenced by separate rights certificates.

If any person, other than Sierra Pacific and its affiliates, becomes the beneficial owner of 15 percent or more of the outstanding shares of common stock, each holder of a right will be entitled to receive common stock, or, in certain circumstances, cash, property or other securities of Sierra Pacific, having a value equal to two times the exercise price of the right. This common stock, cash, property or other securities may be obtained by the holder of the right by exercising the right at its then current exercise price. Rights may not be exercised in connection with a tender or exchange offer for all outstanding shares of common stock at a price and on terms which a majority of the Board of Directors determines to be fair on the basis of criteria set forth in the Rights Agreement.

The Rights Agreement provides that a *Distribution Date* will occur upon the earlier of:

- 10 business days following the first date of a public announcement that a person or group of affiliated or associated persons, other than Sierra Pacific and its affiliates (an "Acquiring Person"), has acquired,

31

or obtained the right to acquire, beneficial ownership of 15 percent or more of the outstanding common stock (such first date being called the "Stock Acquisition Date"), or

• 10 business days, or a later date determined by a majority of Sierra Pacific's Board of Directors, following the commencement of, or a public announcement of an intention to make, a tender or exchange offer if, upon the consummation the tender or exchange offer, the Acquiring Person would be the beneficial owner of 15 percent or more of the outstanding common stock.

If at any time following the Stock Acquisition Date,

• Sierra Pacific is acquired in a merger or other business combination transaction, or

• 50 percent or more of its assets or earning power are sold,

each holder of a right will be entitled to receive common stock of the acquiring or surviving company having a value equal to two times the exercise price of the right. This common stock may be obtained by the holder of the right by exercising that right at its then current exercise price.

After any of the transactions referred to in the preceding two paragraphs occur, any rights that are, or under circumstances specified in the Rights Agreement were, beneficially owned by any Acquiring Person will immediately become void.

The Rights Agreement provides that the purchase price payable, and the number of shares of common stock or other securities or property issuable, upon exercise of the rights will be adjusted to prevent dilution.

After an Acquiring Person acquires beneficial ownership of 15 percent or more of the outstanding common stock and before that Acquiring Person acquires 50 percent or more of the outstanding common stock, the Board of Directors of Sierra Pacific may exchange the rights, partially or completely, at an exchange ratio of one share of common stock per right. This exchange ratio may be adjusted in particular situations. Rights owned by that Acquiring Person which have become void may not be exchanged.

At any time prior to the earlier of (i) 10 days after an Acquiring Person has acquired beneficial ownership of 15 percent or more of the outstanding common stock, or (ii) October 31, 2009, Sierra Pacific may redeem the rights in whole at a price of $.01 per right. A partial redemption of rights in that situation is not permitted. Immediately after the Board of Directors orders redemption of the rights, the rights will terminate and the only entitlement of the holders of rights will be to receive the redemption price.

Until a right is exercised, its holder will have no rights as a stockholder of Sierra Pacific solely as a result of holding the right. The rights will expire on October 31, 2009, unless they have been exercised in connection with a transaction of the type described above or unless Sierra Pacific exchanged or redeemed them earlier in the manner described above. The Board of Directors of Sierra Pacific may decide to extend, amend or terminate the Rights Agreement following October 31, 2009. Any action by the Board of Directors affecting the Rights Agreement will be described in our reports filed with the SEC.

Nevada Statutory Provisions

Nevada law provides that no person may acquire direct or indirect control of an entity that holds a controlling interest in a public utility without the prior approval of the PUCN. Nevada law, however, permits the transfer of not more than 25 percent of the common stock of an entity that holds a controlling interest in a public utility without the prior approval of the PUCN. We hold a controlling interest in both NPC and SPPC, which are public utilities in Nevada. Accordingly, no person may acquire 25 percent or more of our common stock without first obtaining the approval of the PUCN. This restriction will apply to any person seeking to convert notes into our common stock. Any transaction that violates such restriction is not valid for any purpose.

We are subject to Nevada's Control Share Acquisition Act (Nevada Revised Statutes 78.378-78.3793), which prohibits an acquiror, under certain circumstances, from voting shares of a corporation's stock after crossing specific threshold ownership percentages, unless the acquiror obtains the approval of the issuing corporation's stockholders. The first such threshold is the acquisition of at least one-fifth but less than one-third of the outstanding voting power.

We are also subject to Nevada's Combination with Interested Stockholders Statute (Nevada Revised Statutes 78.411-78.444) which prohibits an "interested stockholder" from entering into a "combination" with the corporation, unless certain conditions are met. An "interested stockholder" is a person who, together with affiliates and associates, beneficially owns (or within the prior three years, did beneficially own) 10 percent or more of the corporation's voting stock.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax consequences to a holder of the notes, with respect to the purchase, ownership and disposition of the notes or our common stock acquired upon conversion of a note and is for general information purposes only. This summary is based on the United States federal income tax law now in effect, which is subject to change, possibly retroactively. This summary does not discuss all aspects of United States federal income taxation which may be important to particular holders in light of their individual investment circumstances or to certain types of holders subject to special tax rules, such as financial institutions, broker-dealers, insurance companies, tax-exempt organizations, partnerships or other passthrough entities, persons holding notes in connection with a hedging, straddle, conversion or other integrated transaction, holders subject to the United States federal alternative minimum tax, or U.S. persons whose "functional currency" is not the U.S. dollar, nor does it address specific state, local or foreign tax consequences. This summary assumes that holders will hold the notes and the shares of common stock into which the notes are convertible as "capital assets" (generally, property held for investment) under the Internal Revenue Code of 1986, as amended (the "Code"). We have not sought any ruling from the Internal Revenue Service (the "IRS") with respect to statements made and conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions. Each holder is urged to consult his tax advisor regarding the specific United States federal, state, local and foreign income and other tax consequences of the purchase, ownership and disposition of the notes or our common stock acquired upon conversion of a note.

For purposes of this summary, a "U.S. holder" is a beneficial owner of notes that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation created in or organized under the law of the United States or any State or political subdivision thereof, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that was in existence on August 20, 1996, was treated as a United States person under the Code on the previous day and elected to continue to be so treated. A "non-U.S. holder" means a holder that is not a U.S. holder.

If a partnership is a beneficial owner of a note (or our common stock acquired upon conversion of a note), the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors about the United States federal income tax consequences of the purchase, ownership and disposition of the notes (or our common stock acquired upon conversion of a note).

Based on currently applicable authorities, we will treat the notes as indebtedness for United States federal income tax purposes. However, because the notes have certain equity characteristics, it is possible that the IRS will contend that the notes should be treated as an equity interest in, rather than indebtedness of Sierra Pacific Resources. Except as otherwise noted, the remainder of this discussion assumes that the notes will constitute indebtedness for United States federal income tax purposes.

PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

Payments of Interest

U.S. holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of tax accounting. We are obligated to pay dividend protection payments and liquidated damages to holders of the notes in circumstances described under "Description of Notes—Dividend Protection" and "Description of Notes—Registration Rights." According to Treasury regulations that we believe are applicable to the notes, the possibility of such additional payments on the notes will not affect the amount of interest income recognized by a holder or the timing of this recognition. Accordingly, under these regulations, if any such additional payments are paid, we will treat the payments as payments of interest includible in income as described in the first sentence above.

If the IRS were to assert successfully that the notes constitute contingent payment debt instruments as a result of the possibility that dividend protection payments could be made, holders would be required to report interest income at the issuer's normal borrowing rate and thus, would have significantly greater interest income than the actual amount of interest payments (including the amount of any such dividend protection payments). In addition, the character of the holder's gain or loss with respect to the notes could materially differ.

Conversion

A U.S. holder should not recognize income, gain or loss upon conversion of the notes solely into our common stock (except with respect to any amounts attributable to accrued interest on the notes, which will be treated as interest for United States federal income tax purposes). A U.S. holder that receives both common stock and cash (including cash received in lieu of a fractional share) upon conversion will recognize capital gain or loss in an amount computed in the manner described below. The U.S. holder's tax basis in the common stock received on conversion should be the same as the U.S. holder's adjusted tax basis in the notes exchanged therefore at the time of conversion (reduced by any basis allocable to that portion of the notes for which the holder received cash), and the holding period for the common stock received on conversion should include the holding period of the notes that were converted.

Cash received instead of common stock (including cash received in lieu of a fractional share) upon conversion will be treated as a payment in exchange for a portion of the note. Accordingly, the receipt of cash instead of common stock generally will result in capital gain or loss, measured by the difference between the cash received and the holder's adjusted tax basis in that portion of the note.

Dividends

Distributions on our common stock will constitute dividends for United States federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. To the extent that a U.S. holder receives distributions on shares of common stock that would otherwise constitute dividends for United States federal income tax purposes but that exceed our current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital reducing the U.S. holder's basis in the shares of common stock. Any such distributions in excess of the U.S. holder's basis in the shares of common stock will generally be treated as capital gain. Subject to applicable limitations, dividends paid to U.S. holders that are United States corporations will qualify for the dividends-received deduction so long as we have sufficient earnings and profits.

Sale, Redemption or Repurchase for Cash

U.S. holders generally will recognize capital gain or loss upon the taxable sale, redemption, including a repurchase by us for cash pursuant to the repurchase right, or other taxable disposition of the notes or common stock in an amount equal to the difference between the amount realized on the disposition, other than amounts attributable to accrued but unpaid interest on the notes not previously included in income, and the holder's tax basis in such notes or common stock. A U.S. holder's tax basis in a note generally will be equal to the cost of the note to such U.S. holder. A U.S. holder's tax basis in common stock will be computed as described above under "—Conversion." Any capital gain or loss will be long-term if the notes have been held for more than one year and will generally be U.S. source gain or loss. The claim of a deduction in respect of a capital loss, for United States federal income tax purposes, is subject to limitations.

Adjustment of Conversion Price

The conversion price of the notes is subject to adjustment under certain circumstances. Certain of the adjustments to the conversion price provided for in the notes (for example, adjustments that are made as a result of certain taxable distributions to our stockholders) may result in a deemed distribution to U.S. holders of the notes, which would be taxable as a dividend, return of capital or capital gain in accordance with the rules discussed above under "—Dividends." U.S. holders of notes could therefore have taxable income as a result of an event in which they receive no cash or property. In certain circumstances, the failure to provide for such an adjustment may result in taxable dividend income to holders of our common stock.

Backup Withholding and Information Reporting

Backup withholding of United States federal income tax may apply to payments pursuant to the terms of a note or common stock if the U.S. holder is not an "exempt recipient" and fails to provide certain identifying information (such as its United States taxpayer identification number) in the manner required. Generally, individuals are not exempt recipients. Corporations are exempt recipients, whereas other entities may be exempt recipients. Payments made in respect of a note or common stock must be reported to the IRS, unless the U.S. holder is an exempt recipient or otherwise establishes an exemption. Any amount withheld from a payment under the backup withholding rules is allowable as a refund or credit against the U.S. holder's United States federal income tax, provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. Holders

Payments of Interest

If interest on the notes is not effectively connected with the non-U.S. holder's conduct of a trade or business in the United States, payments of principal or interest on the notes by us or any paying agent to a beneficial owner of a note that is a non-U.S. holder will not be subject to United States income or withholding tax, provided that, in the case of interest:

1. the non-U.S. holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

2. the non-U.S. holder is not a "controlled foreign corporation" with respect to which we are a "related person;"

3. the non-U.S. holder is not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

4. certain certification requirements are satisfied.

To satisfy the certification requirements referred to in (4) above, either (i) the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a non-U.S. holder and must provide such owner's name and address, and United States taxpayer identification number, if any, or (ii) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business (a "Financial Institution") and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such certificate has been received from the beneficial owner and must furnish the payor with a copy thereof. Such requirement will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN or successor form, under penalties of perjury, that it is a non-U.S. holder and provides its name and address or any Financial Institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof). The applicable regulations generally also require, in the case of a note held by a foreign partnership, that:

1. the certification described above be provided by the partners; and

2. the partnership provides certain information, including a United States taxpayer identification number.

Further, a look-through rule will apply in the case of tiered partnerships. Prospective investors should consult their tax advisors regarding the certification requirements for non-U.S. holders. Interest on notes not excluded from United States withholding tax as described above generally will be subject to United States withholding tax at a 30% rate, except where an applicable United States income tax treaty provides for the reduction or elimination of such withholding tax (and the non-U.S. holder provides the appropriate certification) or if interest on the note is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States, which is described more fully below.

Sale, Exchange or Redemption of the Notes or Common Stock

A non-U.S. holder will not be required to pay United States federal income tax on gains realized on the sale, exchange or redemption of such note or common stock (except with respect to accrued and unpaid interest, which would be taxable as described above) unless:

1. the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met;

2. such gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if certain United States income tax treaties apply, is attributable to a United States permanent establishment maintained by the non-U.S. holder;

3. the non-U.S. holder is subject to provisions in the Code applicable to certain United States expatriates; or

4. in the case of common stock held by a non-U.S. holder, we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or period that the non-U.S. holder held our common stock. We do not believe that we are currently, and do not anticipate becoming, a United States real property holding corporation. Even if we were, or were to become, a United States real property holding corporation, no adverse tax consequences would apply to a non-U.S. holder if it holds, directly and indirectly, at all times during the applicable period, less than five percent of our common stock, provided that our common stock was regularly traded on an established securities market.

Conversion of the Notes

A non-U.S. holder generally should not be required to pay United States federal income tax on the conversion of a note into common stock. To the extent a non-U.S. holder receives cash instead of common stock upon conversion (including cash received in lieu of a fractional share), the non-U.S. holder may be subject to the rules described above with respect to the sale, exchange or redemption of a note or common stock. See "Non-U.S. Holders—Sale, Exchange or Redemption of the Notes or Common Stock" above.

Dividends

Distributions on common stock after conversion will constitute a dividend for United States federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. Dividends generally will be subject to United States withholding tax at a 30% rate, except where an applicable United States income tax treaty provides for the reduction or elimination of such withholding tax or where the dividends are effectively connected with the conduct of a trade or business in the United States, which is more fully described below.

The conversion price of the notes is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution. See "U.S. Holders – Dividends" above. In such case, the deemed distribution would be subject to the rules described above regarding United States withholding tax on dividends.

Income or Gains Effectively Connected With A United States Trade or Business

If a non-U.S. holder is engaged in a trade or business in the United States and if interest on the note, dividends on the common stock, or gain realized on the sale, exchange or other disposition of the note or common stock is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder, although exempt from United States withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be required to pay United States federal income tax on such interest, dividends or gain on a net income basis in the same manner as if the non-U.S. holder were a U.S. holder. In lieu of the certificate described above, the non-U.S. holder would be required, under currently effective Treasury regulations, to provide us with a properly executed IRS Form W-8ECI or successor form in order to claim an exemption from United States withholding tax. In addition, if the non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable United States income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

United States Federal Estate Tax

A note held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) generally will not be subject to United States federal estate tax if, at the time of the individual's death, the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote and payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the United States. Common stock held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) will be included in such individual's estate for United States federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

Backup Withholding and Information Reporting

The amount of interest paid to a non-U.S. holder on the note and the amount of tax withheld, if any, will generally be reported to holder and the IRS. A non-U.S. holder will generally not be subject to backup withholding with respect to payments that we make provided that we do not have actual knowledge that the non-U.S. holder is a United States person and the non-U.S. holder has made appropriate certifications as to its foreign status, or otherwise establishes an exemption.

A non-U.S. holder will generally not be subject to backup withholding or information reporting with respect to any payment of the proceeds of the sale of a note effected outside the United States by a foreign office of a foreign "broker" (as defined in applicable Treasury Regulations), provided that such broker:

- derives less than 50% of its gross income for certain periods from the conduct of a trade or business in the United States,

- is not a controlled foreign corporation for United States federal income tax purposes, and

- is not a foreign partnership that, at any time during its taxable year, has 50% or more of its income or capital interests owned by United States persons or is engaged in the conduct of a United States trade or business.

Subject to the discussion in the preceding paragraph, a non-U.S. holder will be subject to information reporting, but not backup withholding, with respect to any payment of the proceeds of a sale of a note effected outside the United States by a foreign office of any other broker unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or otherwise establishes an exemption. The non-U.S. holder will be subject to backup withholding and information reporting with respect to any payment of the proceeds of a sale of a note effected by the United States office of a broker unless the holder properly certifies under penalties of perjury as to its foreign status and certain other conditions are met or otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against the non-U.S. holder's United States federal income tax liability provided the required information is furnished to the IRS.

THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK INTO WHICH THE NOTES ARE CONVERTIBLE, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

SELLING SECURITY HOLDERS

We initially issued the notes to the initial purchaser who then sold the notes in transactions exempt from the registration requirements of the Securities Act to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act). The selling security holders (which term includes their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this prospectus supplement any or all of the notes and/or common stock issuable upon conversion of the notes.

No offer or sale under this prospectus may be made by a holder of the securities unless that holder is listed in the table in this prospectus or until that holder has notified us and a supplement to this prospectus has been filed or an amendment to this registration statement has become effective. We will supplement or amend this prospectus to include additional selling security holders upon request and upon provision of all required information to us. Information concerning the selling security holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

The following table sets forth information about each selling security holder, including the name, the number and percentage of the notes beneficially owned and being offered by the selling security holder and the number and percentage of common stock beneficially owned and being offered by the selling security holder. Unless otherwise indicated below, none of the selling security holders nor any of their affiliates, officers, directors of principal entity holders has held any position or office or has had any material relationship with us within the past three years.

Name and Relationship, if any	Principal Amount of Notes Beneficially Owned and Offered Hereby	Percentage of Notes Outstanding	Number of Shares of Common Stock Beneficially Owned and Offered Hereby	Percentage of Common Stock Outstanding
*				

---

*   Securityholder information to be provided by amendment.

We prepared this table based on the information supplied to us by the selling security holders named in the table and we have sought to verify such information.

The selling security holders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table was provided to us. Information about the selling security holders may change over time.

Because the selling security holders may offer all or some of the notes or the shares of common stock issuable upon conversion of the notes from time to time, we cannot estimate the amount of the notes or shares of common stock that will be held by the selling security holders upon the termination of any particular offering by a selling security holder. See "Plan of Distribution."

PLAN OF DISTRIBUTION

On February 14, 2003, we issued and sold $300,000,000 aggregate principal amount of 7.25% convertible notes due 2010 to an initial purchaser who then sold the notes in private placement transactions to qualified institutional buyers (as defined in Rule 144A under the Securities Act). We will not receive any of the proceeds from this offering. The selling security holders will receive all of the proceeds from this offering.

The selling security holders and their successors, which term includes their transferees, pledgees or donees or their successors, may from time to time sell the notes and the common stock covered by this prospectus directly to purchasers or offer the notes and common stock through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling security holders and/or the purchasers of securities for whom they may act as agent, which discounts, concessions or commissions as to an particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The notes and the common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. The notes and the common stock may be sold by one or more of, or a combination of, the following:

- a block trade in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

- purchase by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

- an exchange distribution in accordance with the rules of such exchange;

- ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

- in privately negotiated transactions.

In connection with the sale of the notes and common stock, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales or the securities and deliver these securities to close out such short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling security holders from the sale of the securities officered by them hereby will be the purchase price of such securities less discounts and commissions, if any. The selling security holders reserve the right to accept and, together with its agent from time to time, to reject, in whole or in part, any proposed purchase of securities to be made directly or through agents.

Our notes are traded on the PORTAL Market. Our common stock is listed for trading on the New York Stock Exchange under the symbol SPR.

In order to comply with the securities laws of some states, if applicable, the securities may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.

The selling security holders and any underwriters, broker-dealers or agents that participate in the sale of the securities, may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the securities may be underwriting discounts and commissions under the Securities Act. Any selling security holder is an "underwriter" within the meaning of Section 2(11) of the Securities Act it will be subject to the prospectus delivery requirements of the Securities Act. The selling security holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provision.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The selling security holder may not sell any security described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

At the time of a particular offering of securities by a selling security holder, a supplement to this prospectus, if required will be circulated setting forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling security holders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

LEGAL MATTERS

The validity of the notes and of the shares of common stock issuable upon conversion thereof will be passed upon for us by Choate, Hall & Stewart (a partnership including professional corporations), Boston, Massachusetts and Woodburn and Wedge, Reno, Nevada. With respect to matters of Nevada law, Choate, Hall & Stewart may rely on the opinion of Woodburn and Wedge.

EXPERTS

The consolidated financial statements and the related consolidated financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which includes an explanatory paragraph related to the adoption of Statement of Financial Accounting Standards No. 142), which is incorporated herein by reference and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and file reports and other information with the SEC. The public may read and copy any reports or other information that we file with the SEC at the SEC's public reference room, Room 1024 at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the SEC's regional office located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

We have filed the following documents with the SEC which are incorporated by reference:

- our Annual Report on Form 10-K for the year ended December 31, 2002;

- our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003; and

- our Current Reports on Form 8-K filed April 4, 2003, April 22, 2003 and April 29, 2003.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Sierra Pacific Resources
Attention: Vice President and Chief Financial Officer
P.O. Box 30150
6100 Neil Road
Reno, Nevada 89520
(775) 834-5643

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and be a part of it from the dates of filing of these documents.

To permit compliance with Rule 144A in connection with resales of notes, we have undertaken to furnish upon request of a holder or prospective purchaser of a note the information required to be delivered under Rule 144A(d)(4) if, at the time of such request, we are no longer a reporting company under Section 13 or 15(d) of the Exchange Act.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The Nevada Revised Statutes provides that under certain circumstances, a corporation may indemnify any person for amounts incurred in connection with a pending or threatened action, suit or proceeding in which he is, or is threatened to be made, a party by reason of his being a director, officer, employee or agent of the corporation.

Sierra Pacific's Restated Articles of Incorporation provides in substance that Sierra Pacific will indemnify each of its directors and officers and former directors and officers against expenses necessarily incurred in connection with the defense of any action, suit or proceeding in which he or she is made a party by reason of being or having been a director or officer of Sierra Pacific, except in relation to matters as to which he or she shall be adjudged liable for negligence or misconduct.

Sierra Pacific has purchased insurance coverage under a policy insuring its directors and officers against certain liabilities which they may incur in their capacity as such.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART II

Item 14. *Other Expenses of Issuance and Distribution.*

The following table sets forth the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the offering described in this Registration Statement.

SEC Registration Fee	$24,270
Legal fees and expenses	*
Indenture trustee's fee and expenses	*
Printing and engraving expenses	*
Miscellaneous fees and expenses	*
Total Expenses	$ *

---

* To be specified in an amendment to this registration statement.

Item 15. *Indemnification of Directors and Officers.*

The Nevada Revised Statutes provides that under certain circumstances, a corporation may indemnify any person for amounts incurred in connection with a pending or threatened action, suit or proceeding in which he is, or is threatened to be made, a party by reason of his being a director, officer, employee or agent of the corporation.

Sierra Pacific's Restated Articles of Incorporation provides in substance that Sierra Pacific will indemnify each of its directors and officers and former directors and officers against expenses necessarily incurred in connection with the defense of any action, suit or proceeding in which he or she is made a party by reason of being or having been a director or officer of Sierra Pacific, except in relation to matters as to which he or she shall be adjudged liable for negligence or misconduct.

Sierra Pacific has purchased insurance coverage under a policy insuring its directors and officers against certain liabilities which they may incur in their capacity as such.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 16. *Exhibits*

See Index to Exhibits immediately preceding the Exhibits included as part of this Registration Statement.

Item 17. *Undertakings.*

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, the paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reno, State of Nevada, on the 6th day of May, 2003.

SIERRA PACIFIC RESOURCES

By   /s/ Richard K. Atkinson

Richard K. Atkinson
Vice President and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Walter M. Higgins III, Richard K. Atkinson, C. Stanley Hunterton and John E. Brown and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all supplements and amendments (including post-effective amendments and Registration Statements filed pursuant to Rule 462(b) of the Securities Act) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Walter M. Higgins III Walter M. Higgins III	Chief Executive Officer, President and Director	May 6, 2003
/s/ Richard K. Atkinson Richard K. Atkinson	Vice President and Chief Financial Officer	May 6, 2003
/s/ John E. Brown John E. Brown	Vice President, Controller	May 6, 2003

Signature	Title	Date
/s/ Edward P. Bliss	Director	May 6, 2003
Edward P. Bliss		
/s/ Mary Lee Coleman	Director	May 6, 2003
Mary Lee Coleman		
/s/ Krestine M. Corbin	Director	May 6, 2003
Krestine M. Corbin		
/s/ Theodore J. Day	Director	May 6, 2003
Theodore J. Day		
/s/ James R. Donnelley	Director	May 6, 2003
James R. Donnelley		
/s/ Jerry E. Herbst	Director	May 6, 2003
Jerry E. Herbst		
/s/ John F. O'Reilly	Director	May 6, 2003
John F. O'Reilly		
/s/ Clyde T. Turner	Director	May 6, 2003
Clyde T. Turner		
/s/ Dennis E. Wheeler	Director	May 6, 2003
Dennis E. Wheeler		

46

EXHIBIT INDEX

Description

1.1   Purchase Agreement, dated February 11, 2003, between Sierra Pacific Resources and Merrill Lynch, Pierce, Fenner & Smith Incorporated as the initial purchaser of the 7.25% Convertible Notes due 2010

4.1*   Restated Articles of Incorporation of Sierra Pacific Resources dated July 28, 1999 (filed as Exhibit 3(A) to Form 10-K for year ended December 31, 1999)

4.2*   By-laws of Sierra Pacific Resources as amended through August 14, 2002 (filed as Exhibit 3(A) to Form 10-K for year ended December 31, 2002)

4.3*   Amended and Restated Rights Agreement dated as of February 28, 2001 between Sierra Pacific Resources and Wells Fargo Bank Minnesota, N.A. as successor Rights Agent (filed as Exhibit 4.1 to Registration Statement on Form S-3 filed July 2, 2001, File No. 333-64438)

4.4*   Indenture, dated February 14, 2003, between Sierra Pacific Resources and The Bank of New York, as Trustee, in connection with the issuance of 7.25% Convertible Notes due 2010 (filed as Exhibit 4.1 to Form 10-Q for quarter ended March 31, 2003)

4.5*   Form of 7.25% Convertible Notes due 2010 (filed as Exhibit 4.2 to Form 10-Q for quarter ended March 31, 2003)

4.6   Registration Rights Agreement, dated February 14, 2003, between Sierra Pacific Resources and Merrill Lynch, Pierce, Fenner & Smith Incorporated as the initial purchaser of the 7.25% Convertible Notes due 2010

5.1   Opinion of Choate, Hall & Stewart

5.2   Opinion of Woodburn and Wedge

5.3   Opinion of tax counsel (included in Exhibit 5.1)

12.1†   Computation of Ratio of Earnings to Fixed Charges

23.1   Consent of Deloitte & Touche LLP

23.2   Consent of Choate, Hall & Stewart (included in Exhibit 5.1)

23.3   Consent of Woodburn and Wedge (included in Exhibit 5.2)

23.4   Consent of tax counsel (included in Exhibit 5.1)

24.1   Powers of Attorney (included on signature page)

25.1†   Form T-1 Statement of Eligibility of The Bank of New York to act as trustee under the Indenture

---

*   Previously Filed

†   To be filed by amendment or under subsequent Form 8-K